

MAKING NETWORKS AND APPLICATIONS PERFORM™

2003 Annual Report

OPNET Technologies, Inc.

OPNET Technologies, Inc.

Corporate Profile



OPNET staff at 2002 OPNETWORK conference

MAKING NETWORKS AND APPLICATIONS PERFORM™

The fastest application performance trouble shooting

The most intelligent configuration auditing

The IT industry's leading solution for predictive planning

Operationally proven

OPNET's headquarters, Bethesda, Maryland

Founded in 1986
HQ in Bethesda, Maryland USA
Approximately 280 staff
International presence

Software products
for managing networks
and applications

Professional services

Profitable every quarter since IPO in 2000
Approximately 27% of revenue reinvested in R&D in Fiscal 2001-2003

Broad customer base
Corporate enterprises
Government agencies
Network service providers
Network R&D organizations

What we do

OPNET Technologies, Inc. is a leading provider of management software for networks and applications. OPNET's best-in-class solutions address: application performance troubleshooting; network configuration auditing; network capacity and resiliency planning; application deployment planning; systems capacity planning; and network technology R&D. OPNET solutions have been operationally proven in thousands of customer environments worldwide, including corporate enterprises, government and defense agencies, network service providers, and network R&D organizations.

Why we are unique

Traditional management products play an important role in reporting on present and historical performance and availability. While they provide useful information, they do not automate the next step, which is performing intelligent analysis to digest gathered data into actionable information. OPNET software accomplishes this by embedding expert knowledge about how network devices, protocols, applications, and servers operate and interact. This enables our customers to: 1) diagnose existing problems; 2) detect unexposed problems; 3) avoid future problems by predicting the impact of changes; and 4) reduce infrastructure and operational costs. OPNET software is used daily in engineering, operations, and planning to address these requirements.

OPNET's solutions represent a paradigm shift from the past. Founded in 1986, OPNET has generated extensive intellectual property and expertise that results in rapid return on investment as well as significant competitive advantages for our customers. This has enabled OPNET to remain profitable in one of the most challenging economic environments in recent times.

Why this is important

Communications networks and networked applications now play a crucial role for virtually all large- and medium-sized organizations. These networks and applications have not only proliferated, but grown in size and complexity, confronting the people who manage these technologies with significantly greater challenges in accomplishing their mission, which includes: ensuring performance levels, guaranteeing high availability, troubleshooting problems, preventing problems, deploying new applications, deploying new network devices and servers, handling traffic growth, and relocating assets and users, all of which must be done cost-effectively. These tasks are difficult because they require processing vast amounts of information, applying expert knowledge, and obtaining results under severe time pressure, usually in organizations that are understaffed. Professionals who do this work require advanced software solutions that can provide as much automation as possible, allowing them to make the best decisions in a timely manner. Such intelligent software solutions directly tackle issues faced by network and IT professionals, accelerating them in achieving their mission, which in turn accelerates the progress of the entire organization.

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will", and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. The factors listed in this Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Certain Factors That May Affect Future Results," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should also carefully review the risks outlined in other documents that we file from time to time with the Securities and Exchange Commission, including our Quarterly Reports on Form 10-Q that we will file in fiscal 2004.

The forward-looking statements provided in this Annual Report represent our expectations as of September 25, 2003. We anticipate that subsequent events and developments will cause our expectations to change. However, while we may elect to update this forward-looking information at some point in the future, we specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing our expectations as of any date subsequent to September 25, 2003.

Corporate Highlights



Earned Forbes' 200 Distinction

We were selected as one of the 200 Best Small Companies in America by judges at Forbes Magazine, based on financial performance.   According to Forbes, "Despite a rough economy and other forces that took the NASDAQ to its 6-year low, this year's Forbes' 200 Best Small Companies is a stellar bunch of up-and-comers. All of these companies are profitable, earning a minimum 5% net margin over the last 12 months, and all have a 5-year average return on equity of 5% or greater. Although some companies have experienced rough waters over the past few years, such as a slip in sales or earnings, their balance sheets indicate they have the muscle to remain viable entities over the long term. Each company on this list has earned its place and is, indeed, good enough to be called one of the best." To be eligible for the "200 Best Small Companies" distinction, Forbes considered public companies with latest 12-month sales from $5 million to $600 million.

Convened Customer Advisory Boards

We established customer advisory boards for our enterprise and network service provider markets to help shape the company's strategic direction. Board members, representing prominent global enterprises, service providers, academia, and technology research organizations, meet quarterly to provide OPNET engineering and marketing executives with guidance on industry trends and to help shape the company's product and business strategy.

OPNET IT Guru 9.0 Captured "Best of Show" Award in Network Management at Network+Interop and Comdex 2002 Atlanta

Our IT Guru 9.0 solution earned the prestigious "Best of Show" award in the category of Network Management at the NetWorld+Interop and COMDEX 2002 Atlanta tradeshow. "The process of selecting the winners was rigorous," said Ron Anderson, Editor for Network Computing and head of the judging team for the Best of Show Awards. "OPNET's IT Guru 9.0 is the most innovative solution in the Network Management category, and that's why we selected it as a Best of Show winner."

Released New Major Product: VNE Server

Our customers face a tremendous challenge of working with many disparate data sources, including topology, device configuration, and performance information. We introduced a new ground-breaking product, VNE Server, an advanced solution for unified data management. VNE Server provides an on-line, integrated, continuously updated view of enterprise and service provider infrastructures. This view is valuable for

Financial Highlights

Strengthened the Balance Sheet and Produced Sound Financial Results

• Increased revenues by 4.2% to $46.4 million

• Ended Fiscal 2003 with two sequential quarters of record revenue

• Maintained solid gross margins of 83.4%

• Invested 27.8% of our total revenues in research and development

• Produced sequential quarterly improvements in operating margins and diluted earnings per share

• Increased operating cash flow by 84% to $8.2 million

• Reduced DSOs 14 days from March 31, 2002 to 54 days as of March 31, 2003

• Improved working capital by $4.7 million to $66.2 million

• Increased deferred revenue by 12.2% to $ 10.2 million

ANNUAL REVENUE
(in millions of dollars)








reporting, analysis, and troubleshooting, and also serves as a data feed for our IT Guru and SP Guru products.

Awarded Multi-Million Dollar Contract by Department of Defense for NETWARS Project

OPNET Analysis, Inc, a wholly-owned subsidary, was awarded a re-competed contract for a five–year period of performance to enhance the U.S. Department of Defense's Network Warfare Simulation (NETWARS) program. The NETWARS project is part of the Department of Defense's vision for achieving information superiority by optimizing military communications in realistic warfighter scenarios. The objectives for the NETWARS software environment, for which OPNET is the prime contractor, include simulating major theaters of war involving thousands of communications nodes, conducting communications burden analysis, performing contingency planning analysis, and evaluating emerging technologies in full Joint Task Force warfighting scenarios.

Selected by Cisco Systems and Morgan Kaufman Publishers for Education Programs

The cost of building realistic hardware labs for students is prohibitive and limits students to working with small networks. Our IT Guru product was selected by both Cisco Systems, Inc. and Morgan Kaufman Publishers for training thousands of students in a "virtual" laboratory that overcomes these limitations. An adapted version of OPNET IT Guru is playing a key role in two Cisco certification programs: Cisco Certified Design Professional (CCDP) and Cisco Certified Design Architect (CCDA). Morgan Kaufman will also be including an adapted version, IT Guru Academic Edition, with the textbook Computer Networks, authored by Larry Peterson of Princeton University and Bruce Davie of Cisco Systems. Computer Networks is among the most popular texts in computing and networking curricula.

Executed Well in a Challenging Environment

The business environment throughout Fiscal 2003 was one of the most challenging we have experienced since our founding in 1986. In addition to the virtual disappearance of discretionary IT budgets and the resulting extended sales cycles, business from network R&D organizations and service providers dropped to record lows. By focusing on enterprise and government customers, we were able to replace the significant drop from network R&D organizations and network service providers while continuing to grow revenue. This would not have been possible without the significant return on investment offered by our IT solutions.







Letter to Shareholders



Alain J. Cohen   *Marc A. Cohen*

Dear Shareholders,

The recent history of OPNET Technologies represents a major transition and the establishment of a new platform for growth. From its origins as a company creating software primarily for the networking industry's most advanced R&D organizations, OPNET has expanded its product family and markets so broadly as to now include among its customers pharmaceutical manufacturers, healthcare companies, automobile manufacturers, financial services firms, railroads, airlines, department stores, hotel chains, law firms, food and beverage companies, petroleum companies, and government agencies. In this letter to our shareholders, we would like to answer some important questions that may be prompted by such a sweeping transition.

How did OPNET accomplish this transition over the past three years? We looked internally at our strengths and we looked externally to find an exceptionally well-matched business opportunity. We leveraged our technical depth and unique base of technologies to create new types of products that address vital needs of all organizations that regard their networks and applications as critical assets. Equipped with these new products, our addressable market is now comprised of thousands of corporate enterprises, government agencies, and service providers, in addition to our traditional R&D customers.

Is the strategy working? Our efforts have begun to translate into financial results. Although our annual revenue growth was just 4.2% in Fiscal 2003, we must take into perspective the extreme economic difficulty of our R&D customers, until recently our primary source of revenue. In Fiscal 2003, over 80% of business from first-time customers was generated by our new markets. The success and swiftness of our transformation demonstrate the strength of our expanded platform. The growth within our new markets more than compensated for the rapid erosion of our traditional customer base. We believe our traditional markets will eventually show strength again; however, the additional markets we now address represent a far greater number of customers, and a far greater business opportunity.

Where do we stand today with regard to our new opportunity? At the close of Fiscal 2003, we believe we are near the end of the transition, and we are now executing on our growth strategy within our redefined markets. In the past three years we have not only brought to market a suite of

new products, but also correspondingly reshaped our entire company. We have rebuilt our sales force to sell to new types of customers. We have conducted marketing campaigns and developed awareness of our solutions. We have created new service offerings to complement our refashioned product line. We have developed relationships with partners who are established vendors in our new markets. These steps have led to outstanding sales results in a large number of new customer organizations. However, our penetration into this new space still represents a small fraction of what can be realized. Thousands of new customer organizations have yet to be introduced to our solutions. Consider that we are signing on new corporate enterprise customers at a high rate: approximately 40% of our enterprise business in Fiscal 2003 came from first-time customers. Furthermore, once adopted by an organization, our products have a demonstrated ability to generate repeat sales.

What are the right steps to maximize results? OPNET now has a strong suite of products, an exceptional list of referenceable customers, and is experienced in selling and implementing its solutions. While the sluggish economy and tight spending environment have undoubtedly slowed our overall growth to date, we believe the conditions are set for us to accelerate going forward. Our strategy will increasingly focus resources on Sales and Marketing. At the same time we recognize that OPNET is a pioneer, selling a new breed of solutions in a new space that will still undergo significant evolution. Already having a broad installed base and excellent relations with our customers, we are in a privileged position: each day, we learn from our customers about additional opportunities to solve their problems and we gain practical experience. This information is the basis for our R&D and our advanced professional services. To remain market leaders in our space, and constantly increase our value proposition, we will continue to invest in our product R&D.

As we move into Fiscal 2004, we believe that we are at a turning point, in terms of our products, our customers, and most of all, our opportunity. We are convinced that the market is also at a turning point whereby large numbers of customers are recognizing the need for new solutions. Specifically, they need software that goes beyond monitoring and reporting and actually solves problems to improve business performance. First, we believe that in any organization, priority is always given to stopping current "pain." For our customers, this gen-

"Equipped with these new products, our addressable market is now comprised of thousands of corporate enterprises, government agencies, and service providers, in addition to our traditional R&D customers."

"...in any organization, priority is always given to stopping current 'pain'... We address this need head-on with our award-winning troubleshooting offerings."

"In Fiscal 2003, over 80% of business from first-time customers was generated by our new markets."

erally means finding the root cause of performance or availability problems, and just as importantly, determining an effective, efficient, and rapid solution. We address this need head-on with our award-winning troubleshooting offerings.

Second, organizations turn their attention to preventing future problems. Here again, we provide the industry's most advanced solutions for early detection of unexposed problems as well as problem avoidance prior to deployment of new applications, assets, or changes.

Third, organizations seek to minimize their operating costs. OPNET's solutions support sophisticated planning of network and system resources, allowing our customers to reduce their operational costs, while still meeting their performance objectives.

Finally, across all functions in the organization, there is the critical need for visibility into the infrastructure, in terms of its constituent assets, the configuration of its elements, the traffic that it is carrying, and the transactions being processed. Traditional network management solutions have addressed the issue of information collection, but the disparate forms of information are available in "silos" which are difficult to correlate to each other. The need to treat this information cohesively has so far been largely unaddressed. In Fiscal 2003, OPNET introduced the Virtual Network Environment Server, or VNE Server, to unify silos of network and systems management information. Able to reach out to other management solutions as data feeds, as well as to the live environment, VNE Server is both a powerful management and reporting platform and an on-line source of information for OPNET's product family.

Our conviction that these solutions are needed, and that customers are increasingly ready to deploy them, is based on real experience – our track record of selling solutions and implementing OPNET software in the world's leading IT and service provider organizations. OPNET has never had a greater opportunity, and we wish to thank our customers for their commitment to our solutions, and our employees for their vision and their passion.



Marc A. Cohen
Chairman and Chief Executive Officer

Alain J. Cohen
President and Chief Technology Officer

Enterprises

Enterprise Clients *(partial list)*
20th Century Fox
Abbott Laboratories
ABN AMRO
Accenture
ATOFINA Petrochemicals
American Water Works
Ashland
Avery Dennison
Bank of Montreal
Bank of Oklahoma
Baptist Healthcare
BB&T
BlueCross BlueShield
Capital One Financial
Charles Schwab & Co.
ChevronTexaco

6

Enterprise IT organizations rely on OPNET solutions for critical operational and planning functions, enabling them to be more productive and to avoid costs by automating otherwise manual analyses with software.

OPNET IT Guru embeds expert intelligence about how networked applications, routers, switches, and systems operate and interact, providing enterprises with:

- The fastest commercial technology for end-to-end application performance troubleshooting
- The most advanced network configuration auditing capability
- The state of the art in predictive planning

IT Guru incorporates a suite of advanced technologies that include application profiling; automated diagnostics for application performance problems; network configuration analysis for routing, security, addressing, and policy violations; predictive modeling; and advanced visualization.

OPNET VNE Server provides an on-line, continuously updated, unified view of a network, intelligently merging information obtained from many disparate sources and automatically resolving conflicts. VNE Server complements IT Guru by providing accurate, always-ready network data for problem resolution, problem prevention, and network planning.

Enterprises use OPNET software to answer critical questions, including:

- Is poor application performance due to network, system, or application problems? Where should changes be made?
- Would investing in more bandwidth or a faster database server fix my current end-to-end problem? If so, how much more speed is needed?
- Which infrastructure consolidation plan will best balance application performance and overall cost?
- Is it possible to avoid infrastructure upgrades by more effectively tuning network protocols?
- Are mission-critical infrastructures resilient to network outages and disasters?
- How will new application deployments affect network performance?
- What is the right amount of processing capacity to add to my server or mainframe?



OPNET solutions are leveraged by numerous IT departments at Banknorth for rapid troubleshooting of production application performance problems. "IT Guru paid for itself in the very first usage by conclusively proving that network bandwidth was not the bottleneck, thus eliminating telecommunication line upgrades to over 350 locations."

Vice President
BANKNORTH GROUP

"We are responding to… customer needs by working very closely with OPNET, a recognized leader in capacity planning solutions, to provide an integrated solution with unparalleled predictive capabilities which cover application, server, and network perspectives."

Vice President and General Manager
HP OpenView Business Unit
HP

Citigroup
Coca-Cola
Continental Airlines
CP Ships
CSX Technology
Cummins Engine Company
CVS Pharmacy
DaimlerChrysler
Entergy
Ernst & Young
Federated Mutual Insurance
FleetBoston Financial
First American Financial
First Citizens Bank
GMAC Residential Mortgage
Groupe Accor/Siege
Heinz

IBM Global Services
Independence Blue Cross
Kemper Insurance
Las Vegas Water Valley District
Markel Corporation
Mary Kay
Massachusetts Water Resource Authority
Merck
Microsoft
National Semiconductor
NCR
Northern Trust Company
Office Depot
Oracle
PacifiCare
PeopleSoft
PetroCanada

Pier 1 Imports
Predictive Systems
Prudential
Radio Shack
RR Donnelley
Safeway
Saudi Aramco
Schneider Electric
Seattle Times
Schlumberger
Southern California Edison
Spiegel
State Street
Sun Life Assurance
Sunrise Assisted Living
SunTrust Banks
Target

Thomson Financial
TIAA-CREF
TotalFinaElf
TransCanada Pipeline
T. Rowe Price
TXU
Tyco Electronics
Unisys
VARCO
VF Services
Visa International
Vision Service Plan
Wachovia
Wal-Mart
Waste Management
Xerox
Zions Bank



Government and Defense

Government and Defense Clients *(partial list)*

- Argonne National Lab
- Bureau of ATF
- DARPA
- DISA
- Federal Aviation Administration
- Federal Bureau of Investigation
- Federal Railroad Administration
- Federal Reserve Bank
- General Accounting Office
- General Services Administration
- Idaho National Engineering & Environmental Lab
- Internal Revenue Service

8

Government agencies and contractors rely on OPNET for network modeling and simulation, application performance troubleshooting, capacity planning, and to provide a realtime common operating picture of critical network data. OPNET delivers specialized services to lead and support government projects.

OPNET Modeler continues to define the state of the art in modeling and simulation for broadband, mobile, and wireless networking communities, enabling engineers to accelerate R&D for network-centric warfare and next-generation communications systems.

OPNET IT Guru, SP Guru, and WDM Guru products enable government organizations to troubleshoot application performance problems, identify network configuration and security problems, successfully plan and validate enterprise architectures, and to design optical networks.

OPNET VNE Server enables government contractors and agencies to build a common operating picture of network infrastructures for enhanced situational awareness and decision support. VNE Server provides realtime fusion of network data from disparate external sources.

The OPNET Development Kit (ODK) enables government contractors and OPNET's professional services team to build customized applications that incorporate core technologies from OPNET products.

Government agencies and defense contractors use OPNET software to answer critical questions, including:

- What are the root causes of application performance problems, and how can we most effectively address them?
- Can we see an integrated, current view of our network that includes physical topology, dynamic traffic, and detailed configuration data from our existing management systems?
- How can IT investments be selected and managed for Clinger-Cohen compliance?*
- Are mission-critical infrastructures resilient to network outages and disasters?
- What are the most effective approaches for network contingency planning and information assurance?
- How should wireless network protocols be designed to optimally support the warfighter?
- Will communications infrastructure be sufficient for specific battlefield scenarios?

"It's crucial to be able to quickly narrow application performance problems down to a very specific area. Otherwise, you'll have a bunch of network, systems, application and database technicians all working on an issue that only requires the attention of one of them. If you consider the time that we're saving end-users, the amount of CPU utilization we cut, and the speed with which we got the problem solved, you can see how a solution like ACE can pay for itself pretty quickly."

Communications Network Specialist
US COAST GUARD

"Our clients have successfully run detailed simulations with mobile nodes, in real-time, over an HLA connection to a Joint Virtual Battlespace federation. OPNET's wide range of services and best-in-class technology for network modeling and simulation make them an excellent technology supplier and partner for our experts, who tackle the most challenging projects related to Future Combat Systems and other next-generation defense technologies."

Program Manager
SAIC

* *As a result of the Clinger-Cohen Act, established in 1996, U.S. government agencies have adopted guidelines for using modeling and simulation technology for IT selection, acquisition, and change management.*

Jet Propulsion Lab
Lawrence Livermore National Lab
NASA
National Communications System
National Ground Intelligence Center
National Imagery and Mapping Agency
National Weather Service
NATO
Naval Information Warfare Center
Naval Research Lab
Naval Surface Warfare Center
Naval Undersea Warfare Center
Navy Marine Corps Intranet

Oak Ridge National Lab
Sandia National Labs
Social Security Administration
Space and Naval Warfare Systems Command
Tennessee Valley Authority
US Agency for International Development
US Air Force
US Army
US Army ISEC
US Army Research Lab
US Census Bureau
US Central Command
US Coast Guard

US Courts
US Department of Agriculture
US Department of Commerce
US Department of Homeland Security
US Department of State
US Department of Treasury
US Joint Chiefs of Staff
US Marine Corps
US Military Academy
US National Guard
US Navy
US Senate
Veterans Administration



Network Service Providers

Service Provider Clients *(partial list)*

Allegiance Telecom

AT&T

AT&T Wireless

Belgacom

BellSouth

British Telecom

Cable & Wireless

Chunghwa Telecom

10

Service providers rely on OPNET software to optimize the use of existing network resources, maintain service levels, plan new strategic offerings, and manage operational risks associated with growth, consolidation, and outages.



OPNET SP Guru embeds expert intelligence about how network devices and protocols operate, enabling service providers to automate complex tasks required for successful operations.

SP Guru enhances the productivity of operations and planning staff by providing a virtual environment for auditing, troubleshooting, change validation, planning, and design. With SP Guru, service providers spend less to maintain competitive service levels.

OPNET WDM Guru is an optical network planning solution for designing resilient, cost-efficient optical networks. WDM Guru facilitates evolution to intelligent optical systems, enabling new services and reducing operating costs. With detailed network cost and configuration information, WDM Guru empowers the service provider to make informed business decisions about network investments.

OPNET VNE Server provides an on-line, continuously updated, unified view of networks, intelligently merging information obtained from many disparate sources and automatically resolving conflicts. VNE Server complements SP Guru by providing accurate, always-ready network data for advanced problem resolution, problem prevention, and network planning.

Service providers use OPNET products to answer critical questions, including:

- Have any configuration errors been introduced by ongoing network operations?
- Are network resources being utilized effectively? Is usage well balanced across the network?
- How much longer can the existing infrastructure handle subscriber growth?
- Is the network resilient to outages and disasters?
- Which customers will be affected by the loss of particular network elements?
- Is there excess capacity that could be eliminated to reduce expenses without impacting service levels?
- How do alternative strategies for new technology deployments compare? How will new technologies affect service levels?



"OPNET solutions are instrumental in ensuring an accelerated delivery of our services, for precise analysis of root-cause analysis of application performance problems, and for extremely reliable predictions of the impact of application deployment."

Director of NAP Services
INFONET SERVICES

"OPNET provides a perfect combination of powerful network planning, analysis, and development tools for Deutsche Telekom."

Network Planner
National IP Planning Team
DEUTSCHE TELEKOM

Cingular Wireless

Cox

Deutsche Telekom

France Telecom

Hungarian Telecom

H3G

Italtel S.p.A.

Indonesia Telecom

Infonet

Inmarsat

Intelsat

Korea Telecom

MCI

Nextel

NTT DoCoMo

NTT Group

Omnitel

Orange

Polish Telecom

Red Uno

Rogers Communications

SBC

Sprint

Swisscom

T-Mobile

Telekom Austria

Telecom Italia

Telecom Italia Mobile

Telefonica

Telenor

TELUS

Telstra

Verizon

Vodafone

Williams

Wind Telecomm



Network R&D

Network R&D Clients *(partial list)*
3Com Corporation
Advanced Micro Devices
Alcatel
Altamar Networks
Avaya
BAE Systems
BEA Systems
CableLabs
CACI Federal
Cedar Point Communications
Cisco Systems
Concurrent Technologies Corp
Conexant Systems

Network R&D organizations rely on OPNET software to boost productivity, improve product performance and quality, provide value-added services, and accelerate time-to-market for fixed, wireless, and optical communications technologies.



OPNET Modeler continues to define the state of the art in network modeling and simulation for broadband, fixed, and wireless R&D communities.

OPNET Modeler leverages the most advanced commercially available network simulation and analysis technologies including sequential and parallel discrete event simulation, co-simulation, and hybrid simulation. OPNET Modeler is bundled with the world's most comprehensive and detailed library of network protocol models.

The OPNET Development Kit (ODK) enables customization of OPNET solutions. Customized OPNET applications can incorporate customers' proprietary algorithms and business policies to generate and optimize network configurations and designs.

OPNET WDM Guru is an optical network planning solution for designing resilient, cost-efficient optical networks. WDM Guru facilitates evolution to intelligent optical systems, enabling new services and reducing operating costs.

Network R&D organizations use OPNET software to answer critical questions, including:

- Which wireless access scheme will yield optimal system performance?
- How should device memory be sized to minimize cost while meeting throughput specifications?
- Will a proposed packet scheduling algorithm meet target service levels given anticipated traffic scenarios?
- How can admission control procedures be enhanced to optimize use of network resources?
- Which equipment configuration should a client purchase given existing inventory, financial budget, and service objectives?
- Which protection strategy will yield the right trade-off between network resiliency and cost?



"The OPNET modeling capability is important to us because it provides an opportunity for us to work closely with our customers to demonstrate Cisco Mobile Network features in their unique mission environments."

Vice President
CISCO SYSTEMS

"OPNET Modeler gives me the capability to build and integrate complex wired and wireless network communication systems. It also allows us to develop critical components in a scalable environment for our customers and add leverage to future pursuits. Modeler has proven to be an integral part of our daily work and an invaluable tool for network systems development."

Modeling and Simulation Engineer
BAE SYSTEMS

Draper Labs
DynCorp
Eagan, McAllister Associates
Eagle Alliance
Ensemble Communications
Entropic Communications
Ericsson
Fujitsu
Harris Communications
Hewlett Packard
Honeywell
Hughes
Hughes Network Systems
Intel Corporation

ITT
Jaycor
JHU APL
Marconi
Matsushita
MIT Lincoln Labs
MITRE
Mitsubishi Electric
Motorola
NEC
Newport News Shipbuilding
Nokia
Northrop Grumman
Onex Communications

Orincon Sygenex
Panasonic
Philips
Qualcomm
Raytheon
SAIC
Samsung
SeiCorp
Sharp Labs
Siemens
Sony
Sparta
SRI International
Sun Microsystems

Syracuse Research Corporation
Systems Planning & Analysis
Telcordia
Tellabs
Tellium
Terawave Communications
Texas Instruments
Thomson
Titan
Toshiba
Trident Systems
TRW
Veridian
Vitesse SemiConductor





OPNETWORK 2002

OPNETWORK is no ordinary users conference. Since the first OPNETWORK in 1997, the event has taken on international and industry-wide significance with 1,000+ professionals representing 27 countries attending last year. OPNETWORK is the largest event of its kind, focusing on application troubleshooting, network auditing, and predictive planning for networks, applications, and systems.

OPNETWORK offers interactive lectures, labs, panels, and case studies led by experts from OPNET and from industry. Each year, OPNETWORK features the latest OPNET products and methodologies for enterprises, government and defense agencies, service providers, and the network R&D community.

OPNETWORK 2002 KEYNOTE AND FEATURED SPEAKERS INCLUDED:



- **Alain Cohen and Marc Cohen,** *OPNET's founders*

- **William Campbell** (Lieutenant General, US Army-Retired),
  Former Army CIO, Vice President of C4I Systems Integration at BAE Systems

- **Jerald Murphy,** *Senior Vice President of Global Networking Strategies at META Group*

- **David Garbin,** *Vice President of Network Strategy at Cable & Wireless*

- **Nick Dauphinais,** *Capacity Planning Manager at FleetBoston Financial*

- **Bob Welsh,** *Principal Engineer at General Dynamics C4 Systems*

- **Dr. Dimitri Bertsekas,** *Professor at M.I.T.*

- **Bill Alderson,** *Executive NetAnalyst at Pine Mountain Group*



- -

What customers had to say about OPNETWORK 2002:

"All of the hands-on lab sessions make OPNETWORK a very profitable use of time. The training is great. The sessions with the developers are also very good both for the roadmap views and to hear what other customers are doing..."

"<OPNET's> VPs have so much knowledge that no answer to any question posed was anything but exact and to the point... sessions on process methodology and development were excellent..."

"The..keynote speaker was surprisingly relevant to our current work. I also like access to the OPNET technical folks, and find much <value> in the ad hoc conversation that occurs during meals and demos."

"Extremely informative and invaluable sessions. I'm in network monitoring and capacity planning, and I was glad to see how FleetBoston utilized OPNET in their operations."

"I found the teaching staff very courteous, professional, and knowledgeable. The presentations I attended were very effective in conveying valuable information. I applaud the staff."

"I would have to say my favorite aspect is learning how easy it is to do something I did not know before. Last year it was writing custom NetDoctor rules, and this year it was MPLS and VPN configuration, as well as ATM network capacity planning."





August 26-30, 2002
Ronald Reagan Center
Washington, DC

500+ hours of training, labs,
case studies, and expert panels

1000+ attendees
from 27 countries

90+ presentations from customers
and industry experts





Unified Network Data Management:
A new frontier

The network management industry has evolved to include many different types of tools for monitoring and reporting. Network operators, managers, engineers, and planners are typically organized in silos, analyzing disparate data sources, including: network topology and status information, link utilization and traffic flow, server CPU utilization and performance, network packets and application response times, and network configurations. Within each category, there are different tools required for different equipment types, versions, and operating systems. In many cases, different tools generate conflicting reports. **As a result, businesses spend far too much time and money obtaining decision-quality information from their network management tools.** For example, using the most common commercially available tools, businesses are unable to easily provide a topological picture of their infrastructure that shows dynamic traffic information and also allows drill-down to detailed configuration data.

OPNET is pioneering a new and exciting frontier in the network management industry to directly address these challenges: Unified Network Data Management. The objective is to provide a realtime, up-to-date, and accurate picture of the network that cuts across the traditional boundaries of network monitoring and reporting tools. As a pioneer in detailed modeling solutions for end-to-end troubleshooting and planning, we are uniquely qualified for the job.

OPNET VNE Server provides a 24x7 on-line, continuously updated, integrated view of networks. Based on a highly scalable data architecture and modular adapters to third-party management systems, VNE Server collects network data from disparate sources including many of the industry's most popular solutions for topology, configuration, and performance data – and intelligently fuses this information to create a unified representation that can be used for network engineering, operations, and planning.

• **VNE Server is actively being used today by corporate and government enterprises** to dynamically aggregate and visualize data from thousands of network devices and links.

• **As of the date of this printing**, VNE Server is the foundation for multiple funded "NET-COP" (Network Common Operating Picture) projects for the US Government.



OPNET Technologies, Inc.
Financial Statements

Table of Contents

To the Board of Directors and Stockholders of
OPNET Technologies, Inc.
Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of OPNET Technologies, Inc. and its subsidiaries (the "Company") as of March 31, 2003 and 2002, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 2003, appearing on pages 26 through 40 of the Annual Report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 19, the accompanying financial statements have been restated.

Deloitte + Touche LLP

DELOITTE & TOUCHE LLP

McLean, Virginia
April 23, 2003, August 18, 2003, as to the effects of the restatement discussed in Note 19

SELECTED CONSOLIDATED FINANCIAL DATA

Subsequent to the filing of our Annual Report on Form 10-K for the year ended March 31, 2003, we restated our consolidated financial statements to account for revenue attributable to certain free training classes and to change the classification of amortization of acquired technology. See Note 19 to our consolidated financial statements for more information and a presentation of the impact of the restatement on our previously filed consolidated financial statements.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended March 31, 2003, 2002, and 2001 (referred to as "fiscal 2003", "fiscal 2002", and "fiscal 2001", respectively), and the balance sheet data as of March 31, 2003 and 2002, are derived from, and are qualified by reference to, our audited consolidated financial statements included in this Annual Report. The balance sheet data as of March 31, 2001, 2000 and 1999 and the statement of operations data for the years ended March 31, 2000 and 1999 are derived from our consolidated financial statements, as restated, that are not included in this annual report. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended March 31,				
	2003	**2002**	**2001**	**2000**	**1999**
			(As Restated)		
STATEMENT OF OPERATIONS DATA:			*(in thousands, except per share data)*		
Revenues [1]:					
New software license revenue	$ 22,187	$ 24,435	$ 18,476	$ 10,372	$ 6,609
Software license updates and technical support	12,667	10,384	7,697	4,848	3,519
Professional services	11,573	9,743	6,592	3,934	1,790
Total revenues	46,427	44,562	32,765	19,154	11,918
Cost of revenues [1]:					
New software license revenue	829	453	395	728	133
Software license updates and technical support	1,710	1,767	900	628	464
Professional services	4,637	4,102	3,850	2,247	785
Amortization of acquired technology	504	434	—	—	—
Total cost of revenues	7,680	6,756	5,145	3,603	1,382
Gross profit	38,747	37,806	27,620	15,551	10,536
Operating expenses:					
Research and development	12,909	12,339	8,263	5,696	4,850
Sales and marketing	18,245	16,866	13,745	7,510	4,056
General and administrative	4,897	4,655	3,362	2,093	1,984
Purchased in-process research and development	—	—	770	—	—
Total operating expenses	36,051	33,860	26,140	15,299	10,890
Income (loss) from operations	2,696	3,946	1,480	252	(354)
Interest and other income, net	879	1,740	2,788	414	376
Income before provision for income taxes	3,575	5,686	4,268	666	22
Provision (benefit) for income taxes [2]	832	1,307	1,499	141	(132)
Net income	$ 2,743	$ 4,379	$ 2,769	$ 525	$ 154
Basic net income applicable per common share	$ .14	$ .23	$ .17	$ .04	$ .01
Diluted net income per common share	$ .14	$ .22	$ .15	$ .04	$ .01
Weighted average shares outstanding (basic)	19,273	18,953	16,440	12,912	12,831
Weighted average shares outstanding (diluted)	19,974	20,014	17,977	14,367	13,626
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 70,251	$ 62,240	$ 62,623	$ 8,765	$ 6,414
Total assets	100,641	95,317	92,389	16,891	13,237
Long-term debt	300	150	—	—	—
Redeemable convertible preferred stock	—	—	—	6,948	6,934
Total stockholders' equity	86,388	82,656	76,236	3,361	2,680

(1) Reflects reclassification of certain amounts. See Note 1 to our consolidated financial statements.
(2) The provision for income taxes for the year ended March 31, 2002 includes non-recurring tax credits for incremental research and development expenditures totaling $372, or $.02 per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Certain Factors That May Affect Future Results" and elsewhere in this Annual Report.

RESTATEMENT

We have restated our consolidated financial statements for fiscal 2003, 2002, and 2001 to account for certain free training classes offered by us to our customers and to change the classification of amortization of acquired technology. Subsequent to the issuance of our consolidated financial statements as of March 31, 2003, we concluded that the timing and amount of reported revenues from license transactions required revision in circumstances where customers had the right to attend certain free training classes. These revisions increased our previously reported deferred revenue in our consolidated balance sheets and reduced our previously reported revenue in our consolidated statements of operations. We also determined that amortization of acquired technology of $504,000 and $434,000 for fiscal 2003 and fiscal 2002, respectively, should be included as a cost of revenue rather than as an operating expense. This change in classification has no impact on net income. See Note 19 –"Restatement"– in the accompanying notes to our consolidated financial statements for additional discussion regarding the restatement and the impact of the restatement on our consolidated statements of operations and consolidated balance sheets.

The following discussion reflects the effects of the restatement.

RECLASSIFICATIONS

Revenues and costs associated with the sale of periodic unspecified product updates ("license updates") and technical support have been combined and presented as "Software license updates and technical support" in the accompanying consolidated statements of operations. These reclassifications had no impact on total revenues, net income or net income per common share in any period. See Note 1 –"Organization and Significant Accounting Policies – Reclassifications –" in the accompanying notes to our consolidated financial statements for additional information regarding the reclassifications. The following discussion reflects the effects of these reclassifications.

OVERVIEW

REVENUES. We derive revenues from three primary sources: (1) new software licenses, (2) software license updates and technical support, and (3) professional services, which include consulting and training services. New software license revenues represent all fees earned from granting customers licenses to use our software, and excludes revenues derived from software license updates, which are included in software license updates and technical support revenues. The majority of our new software license revenues consists of perpetual license sales of our software products. Software license updates and technical support revenues represent fees associated with the sale of periodic unspecified product updates and technical support under our maintenance agreements. We offer consulting services, generally under fixed-price agreements, primarily to provide product customization and enhancements and to facilitate the adoption of our technology.

Revenues from sales outside of the United States represented 19.2%, 20.6%, and 22.5% of our total revenues in fiscal 2003, 2002, and 2001, respectively. Sales outside the United States were primarily made through our Paris, France and Reading, United Kingdom offices as well as third-party distributors and value-added resellers, who are generally responsible for providing technical support and service to customers within their territory. We expect revenues from sales outside the United States to continue to account for a significant portion of our total revenues in the future. We believe that continued growth and profitability will require further expansion of our sales, marketing and customer service functions in international markets.

NETMAKER ACQUISITION. In March 2001, we acquired the NetMaker division of Make Systems, Inc. ("NetMaker") for consideration of $5.0 million and 650,000 shares of our common stock. NetMaker offered a sophisticated suite of products that address the operational and engineering needs of traditional and next-generation network service providers. The acquisition contributed key components that enabled us to broaden our product suite for the service provider market. The acquisition was accounted for using the purchase method. See Note 2 to our consolidated financial statements for additional information related to our acquisition of NetMaker.

WDM NETDESIGN ACQUISITION. In July 2001, we acquired a 20% interest in WDM NetDesign BVBA ("WDM NetDesign") for consideration of $399,000 and purchased an option for consideration of $1,000 to acquire all remaining shares of WDM NetDesign. Through this acquisition, we collaborated on the development of optical network planning products with Comsof N.V., the owner of WDM NetDesign. In December 2001, we exercised our option to purchase the remaining shares of WDM NetDesign for approximately $1.3 million. In January 2002, we purchased these shares by paying Comsof N.V. $925,000 and issuing them 25,000 shares of our common stock. As a result of this acquisition, we now own WDM NetDesign's core technology in optical networking design and, with the addition of WDM NetDesign's employees, have greater engineering depth and technical expertise. See Note 2 to our consolidated financial statements for additional information related to our acquisition of WDM NetDesign.

RESULTS OF OPERATIONS

The following table sets forth items from our statements of operations expressed as a percentage of total revenues for the periods indicated:

	Year Ended March 31,		
	2003	**2002**	**2001**
Revenues:			
New software licenses	**47.8%**	54.8%	56.4%
Software license updates and technical support	**27.3**	23.3	23.5
Professional services	**24.9**	21.9	20.1
Total revenues	**100.0**	**100.0**	**100.0**
Cost of revenues:			
New software licenses	**1.8**	1.0	1.2
Software license updates and technical support	**3.7**	4.0	2.7
Professional services	**10.0**	9.2	11.8
Amortization of acquired technology	**1.1**	1.0	—
Total cost of revenues	**16.6**	**15.2**	**15.7**
Gross profit	**83.4**	**84.8**	**84.3**
Operating expenses:			
Research and development	**27.8**	27.7	25.2
Sales and marketing	**39.3**	37.9	41.9
General and administrative	**10.5**	10.4	10.3
Purchased research and development	**—**	**—**	2.3
Total operating expenses	**77.6**	**76.0**	**79.7**
Income from operations	**5.8**	**8.8**	**4.6**
Interest and other income, net	**1.9**	3.9	8.5
Income before provision for income taxes	**7.7**	12.7	13.1
Provision for income taxes	**1.8**	2.9	4.6
Net income	**5.9%**	**9.8%**	**8.5%**

The following table sets forth, for each component of revenues, the cost of these revenues as a percentage of the related revenues for the periods indicated:

	Year Ended March 31,		
	2003	**2002**	**2001**
Cost of new software license revenues	**3.7%**	1.9%	2.1%
Cost of software license updates and technical support	**13.5**	17.0	11.7
Cost of professional service revenues	**40.1**	42.1	58.4

Revenues

NEW SOFTWARE LICENSE REVENUES. New software license revenues were $22.2 million, $24.4 million, and $18.5 million in fiscal 2003, 2002, and 2001, respectively, representing a decrease of 9.2% in fiscal 2003 from fiscal 2002 and an increase of 32.3% in fiscal 2002 from fiscal 2001. For fiscal 2003, the decline in sales was due to discounts associated with pricing strategies and product bundling in fiscal 2003, which more than offset the increased revenue contributions from higher sales volumes to enterprise and U.S. Government customers of *OPNET IT Guru, ACE, ACE Decode Module, NetDoctor, Flow Analysis, OPNET SP Guru, and OPNET VNE Server,* which was launched in fiscal 2003. For fiscal 2002, the growth in sales was due to increased overall demand for our products, revenue contribution from new products, increased penetration of international markets, expansion of marketing and direct sales force, and increased average transaction size. For fiscal 2002, a substantial growth in sales to enterprises of *OPNET IT Guru, ACE,* and modules launched in fiscal 2002, such as *ACE Decode Module, NetDoctor,* and *Flow Analysis,* combined with sales to service providers of two products launched in fiscal 2002, *OPNET SP Guru* and *OPNET WDM Guru,* offset a significant decline in sales to network equipment manufacturers of *OPNET Modeler.*

We may experience a slower rate of growth, or even a further decline, in overall new software license revenues in the near-term due to potentially lower spending levels by enterprise IT organizations, service providers and network equipment manufacturers as a result of a challenging economy.

SOFTWARE LICENSE UPDATES AND TECHNICAL SUPPORT REVENUES. Software license updates and technical support revenues were $12.7 million, $10.4 million, and $7.7 million in fiscal 2003, 2002, and 2001, respectively, representing increases of 22.0% in fiscal 2003 from fiscal 2002 and 34.9% in fiscal 2002 from fiscal 2001. Software license updates and product support revenue growth rates are affected by the overall new software license revenue growth rates, as well as the renewal rate of annual maintenance contracts by existing customers. The increase in software license updates and product support revenues in fiscal 2003 and fiscal 2002 reflect increases in the overall customer installed base as compared to the prior year.

We may experience a slower rate of growth, or even a decline, in overall software license updates and technical support revenues in the near-term due to potentially lower spending levels by enterprise IT organizations, service providers and network equipment manufacturers as a result of a challenging economy.

PROFESSIONAL SERVICE REVENUES. Professional service revenues were $11.6 million, $9.7 million, and $6.6 million in fiscal 2003, 2002, and 2001, respectively, representing increases of 18.8% in fiscal 2003 from fiscal 2002 and of 47.8% in fiscal 2002 from fiscal 2001. Consulting services revenues comprise 88.3%, 85.0%, and 84.5% of professional service revenues for fiscal 2003, 2002, and 2001, respectively. The increases in professional service revenues were primarily due to growing demand for our consulting services, including engagements with U.S. Government agencies. A consulting contract with the U.S. Department of Defense that contributed 21.4% of service revenue for the nine months ended December 31, 2002 expired on December

31, 2002. The U.S. Department of Defense issued a request for proposal for this program and we were awarded a new contract in January 2003. The initial funding under this contract for calendar year 2003 is $2.2 million, compared to $3.2 million in calendar year 2002. There are four successive option years under this contract which may be exercised by the U.S. Department of Defense at its discretion. In the event that we are not awarded additional funding under this contract, our results of operations could be adversely impacted. We do not expect significant growth in our service revenues in the near-term due to the mix of consulting contracts. Our ability to grow service revenues will be dependent on our ability to expand our installed base of customers and our ability to maintain several large consulting contracts with U.S. Government agencies.

INTERNATIONAL REVENUES. Our international revenues decreased 2.8% to $8.9 million, or 19.2% of total revenue, for fiscal 2003 from $9.2 million, or 20.6% of total revenues, for fiscal 2002. Our international revenues increased 24.3% during fiscal 2002 from $7.4 million, or 22.5% of total revenues, for fiscal 2001. Our international revenues are primarily generated in Europe and Japan. During fiscal 2003 and 2002, we expanded our operations outside the United States. International revenue in fiscal 2002 benefited from our expansion. The decline in fiscal 2003 reflects the challenging global economy and the shift of our customer base to enterprises. We believe that we will need to further expand our international sales, marketing and customer service functions to increase international revenue and we expect to continue experiencing fluctuations of international revenues in the future.

Cost of Revenues

Cost of new software license revenues consists primarily of royalties, media, manuals, and distribution costs. Cost of license updates and technical support revenues consists of royalties, media, distribution costs, and personnel-related costs in providing technical support. Cost of professional service revenues consists primarily of personnel-related costs in providing consulting and training to our customers. Gross margins on new software license revenues and software license updates and technical support revenues are substantially higher than gross margin on professional service revenues, due to the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing professional services.

In connection with our acquisitions of NetMaker in March 2001 and WDM NetDesign in January 2002, we recorded acquired technology of $2.5 million. Beginning in fiscal 2002, these acquired technologies are being amortized on a straight-line basis over five years. Amortization expense from acquired technology was $504,000 and $434,000 in fiscal 2003 and 2002, respectively, and was included in the cost of revenues in the consolidated statements of operations.

COST OF NEW SOFTWARE LICENSE REVENUES. Cost of software license revenues was $829,000, $453,000, and $395,000 in fiscal 2003, 2002, and 2001, respectively. Gross margin on software licenses revenue decreased to 96.3% for fiscal 2003 from 98.1% for fiscal 2002. The increase in cost of software license revenues and the resulting lower gross margins in fiscal 2003 were primarily due to an increase in sales requiring royalty payments under licensing agreements. Gross margin on software licenses revenue increased to 98.1% for fiscal 2002 from 97.9% for fiscal 2001. The increase in the cost of new software license revenues for 2002 were primarily due to an increase in sales requiring royalty payments however, the mix of licensing agreements resulted in higher gross margins.

COST OF SOFTWARE LICENSE UPDATES AND TECHNICAL SUPPORT REVENUES. Cost of software license updates and technical support revenues were $1.7 million, $1.8 million, and $900,000 in fiscal 2003, 2002, and 2001, respectively. Gross margin on software license updates and technical support revenues increased to 86.5% for fiscal 2003 from 83.0% for fiscal 2002 due to the increase in revenue and only a slight change in costs. Gross margin on software license updates and technical support revenues decreased to 83.0% for fiscal 2002 from 88.3% for fiscal 2001 and costs in fiscal 2002 increased approximately $900,000 from fiscal 2001 primarily due to additional personnel and related overhead costs required to support our installed base of customers.

COST OF PROFESSIONAL SERVICE REVENUES. Cost of professional service revenues was $4.6 million, $4.1 million, and $3.9 million in fiscal 2003, 2002, and 2001, respectively. Cost of service revenues increased 13.0% in fiscal 2003 from fiscal 2002. Gross margin on service revenues increased to 59.9% for fiscal 2003 from 57.9% for fiscal 2002. For fiscal 2003, gross margins improved due to the mix of consulting contracts. Cost of service revenues increased 6.5% in fiscal 2002 from fiscal 2001. Gross margin on service revenues increased to 57.9% in fiscal 2002 from 41.6% in fiscal 2001 due to a higher level of profitability in consulting and training services. We expect cost of service revenues as a percentage of service revenues to vary based primarily on the profitability of individual consulting engagements.

Operating Expenses

RESEARCH AND DEVELOPMENT. Research and development expenses were $12.9 million, $12.3 million, and $8.3 million in fiscal 2003, 2002, and 2001, respectively, representing increases of 4.6% in fiscal 2003 from fiscal 2002 and 49.3% in fiscal 2002 from fiscal 2001. These increases were primarily due to increased headcount as a result of the NetMaker acquisition in March 2001 and the WDM NetDesign acquisition in January 2002, and increased staffing levels for developing new products as well as sustaining and upgrading existing products. The increase in fiscal 2002 was partially offset by a decrease in discretionary bonuses for fiscal 2002 compared to fiscal 2001.

We believe that a significant level of research and development investment will be required to maintain our competitive position and broaden our product lines, as well as enhance the features and functionality of our current products. We expect that the absolute dollar amount of these expenditures will continue to grow but generally decrease as a percentage of total revenues in future periods. Our ability to decrease these expenses as a percentage of revenue will depend upon our revenue growth, among other factors.

SALES AND MARKETING. Sales and marketing expenses were $18.2 million, $16.9 million and $13.7 million in fiscal 2003, 2002, and 2001, respectively. Sales and marketing expenses increased 8.2% in fiscal 2003 from fiscal 2002 and, as a percentage of total revenues, increased to 39.3%

in fiscal 2003 from 37.8% in fiscal 2002. These increases are primarily due to an increase in the average size of our direct sales force in fiscal 2003 compared to fiscal 2002 due to the addition of sales offices in the United Kingdom and Australia in the second half of fiscal year 2002, and increases in international sales commissions to third parties and certain marketing costs. The increases were partially offset by lower travel and entertainment expenses, conference costs and advertising expenses. The 22.7% increase in fiscal 2002 from fiscal 2001 was primarily due to an increase in the size of our direct sales force, increased commissions associated with the growth in revenues, and higher conference costs. As a percentage of total revenues, sales and marketing expenses decreased to 37.8% in fiscal 2002 from 41.9% in fiscal 2001. This decrease resulted from a proportionally smaller increase in costs associated with developing market awareness for our new products relative to the higher level of revenues in fiscal 2002.

We anticipate that we will continue to commit substantial resources to sales and marketing in the future and that sales and marketing expenses may increase both in absolute dollars and as a percentage of total revenue in future periods.

GENERAL AND ADMINISTRATIVE. General and administrative expenses were $4.9 million, $4.7 million, and $3.4 million in fiscal 2003, 2002, and 2001, respectively. The 5.2% increase in fiscal 2003 from fiscal 2002 is primarily due to higher personnel costs, insurance expense, and software maintenance costs associated with new financial systems. The increase in fiscal 2003 was partially offset by a decrease in professional fees for fiscal 2003 compared to fiscal 2002. The 38.5% increase in fiscal 2002 from fiscal 2001 was primarily due to higher legal, accounting and other professional fees, bad debt expense and personnel costs. The increase in fiscal 2002 was partially offset by a decrease in discretionary bonuses for fiscal 2002 compared to fiscal 2001.

We expect the dollar amount of general and administrative expenses to increase as we continue to expand our operations but generally decrease as a percentage of total revenues in future periods. Our ability to decrease these expenses as a percentage of revenues will depend upon our revenue growth, among other factors.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. In connection with the NetMaker acquisition, we obtained an independent valuation to determine the fair value of the net assets acquired and to allocate the purchase price. We recorded an expense of $770,000 in the fourth quarter of fiscal 2001 representing the write-off of the fair value of acquired in-process research and development that had not reached technological feasibility and had no alternative future use.

Interest and Other Income, Net

Interest and other income, net were $879,000, $1.7 million, and $2.8 million in fiscal 2003, 2002 and 2001, respectively. The decrease in each period was primarily due to a reduction in interest income earned on our cash and cash equivalents due to the decline in interest rates throughout the periods.

Provision for Income Taxes

Our effective tax rates were 23%, 23% and 35% for fiscal 2003, 2002 and 2001, respectively. The effective tax rate differs from the statutory tax rate and varies from period to period due principally to the amount of income before taxes from various tax jurisdictions and the amount of tax credits available to us in each period from incremental research expenditures. In fiscal 2002, we conducted a review of our costs to determine their qualification for the increased research tax credit. As a result of this review, we generated an additional $372,000 in non-recurring tax credits resulting from incremental research expenditures.

We expect our effective tax rate in the near-term to range from 22% to 30%; however, future provisions for taxes will depend, among other things, on the mix and amount of worldwide income, the tax rates in effect for various tax jurisdictions and the amount of increased research tax credits.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have funded our operations primarily through cash provided by operating activities and through the sale of equity securities. In August 2000, we completed our initial public offering in which we raised approximately $54.1 million, net of underwriting discounts and offering expenses payable by us. As of March 31, 2003, we had cash and cash equivalents totaling $70.3 million.

Cash provided by operating activities was $8.2 million, $4.4 million, and $10.5 million for fiscal 2003, 2002 and 2001, respectively. Cash provided by operating activities is primarily derived from net income, as adjusted for non-cash items such as depreciation and amortization expense and changes in operating assets and liabilities. The increase in cash provided by operations in fiscal 2003 from fiscal 2002 was attributable to a decline in accounts receivable due to the timing of customer payments, a reduction in refundable taxes due to receipt of payments from tax authorities and the fiscal 2003 current tax provision, and an increase in deferred revenue from our software arrangements and growth in our installed customer base. The decrease in cash provided by operations in fiscal 2002 from fiscal 2001 was attributable to a decline in accrued liabilities, resulting from a decrease in accrued bonus compensation, an increase in billed accounts receivable due to our revenue growth, and an increase in refundable income taxes due to non-recurring tax credits for incremental research expenditures.

Cash used in investing activities was $965,000, $5.7 million, and $11.1 million for fiscal 2003, 2002, and 2001, respectively. The funds were used to purchase property and equipment for our corporate headquarters in Bethesda, Maryland and to pay the cash portion of the purchase price of the NetMaker acquisition in March 2001 and the purchase price of the WDM NetDesign acquisition, net of cash acquired, in January 2002.

Cash provided by financing activities was $778,000, $913,000, and $54.4 million for fiscal 2003, 2002, and 2001, respectively. Cash provided by financing activities reflects the proceeds received from the exercise of stock options, the sale of common stock under our 2000 Employee Stock Purchase Plan, the issuance of notes payable in fiscal 2003 and fiscal 2002, and the proceeds received in fiscal 2001 from our initial public offering, net of underwriting discounts and offering expenses.

We have a $10.0 million credit facility with a commercial bank, which expires in June 2004. Borrowings under this line of credit bear interest at an annual rate equal to LIBOR plus 2% to 2.5%. We have currently used $3.4 million of this facility for a letter of credit that secures the lease for our headquarters in Bethesda, Maryland. We had no outstanding borrowings under this line of credit facility as of March 31, 2003. See Note 12 to our consolidated financial statements for more information related to our credit facility.

As of March 31, 2003, our contractual commitments include operating leases for office facilities, notes payable in the amount of $300,000, and a letter of credit in the amount of $3.4 million. See Notes 11 and 12 to our consolidated financial statements for more information related to our contractual commitments.

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products.

We believe that our current cash and cash equivalents and cash generated from operations, along with available borrowings under our line of credit facility, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS")No.145 (SFAS No. 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires the classification of gains and losses from extinguishments of debt as extraordinary items only if they meet certain criteria for such classification in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishments of debt classified as an extraordinary item in prior periods that does not meet the criteria must be reclassified to other income or expense. These provisions are effective for fiscal years beginning after May 15, 2002. Additionally, SFAS No. 145 requires sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. These lease provisions are effective for transactions occurring after May 15, 2002. We do not believe that the adoption of SFAS No. 145 will have a material effect on our consolidated financial position, results of operations, or cash flows.

In July 2002, the FASB issued Statement No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December

31, 2002. We do not believe that the adoption of SFAS No. 146 will have a material effect on our consolidated financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of SFAS No. 123" (SFAS No. 148). In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, this statement amends SFAS No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. We have evaluated the provisions of SFAS No. 148 and will continue to account for stock-based compensation given to employees in accordance with APB No. 25. Under APB No. 25, we recognize compensation expense for fixed stock option grants only when the exercise price is less than the fair market value of the shares on the date of grant. Therefore, the adoption of SFAS No. 148 is not expected to have a material impact on our financial position or results of operations. We have adopted the additional disclosure provisions required by SFAS No. 148 in both our annual and quarterly reporting beginning March 31, 2003.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to utilize accounting policies and make estimates and assumptions that affect our reported amounts. Future results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be both important to the portrayal of our financial position and results of operations and require the exercise of significant, subjective, or complex judgment and/or estimates.

REVENUE RECOGNITION. We recognize revenue in accordance with Statement of Position ("SOP") No. 97–2, "Software Revenue Recognition", as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions", SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

For our software arrangements, a determination needs to be made for each arrangement regarding whether the percentage-of-completion contract accounting method should be used to recognize revenue or whether revenue can be recognized when the software is delivered and all of the conditions of SOP 97-2, as amended, are met. Contract accounting is required if our services are essential to the arrangement. In many cases, our services are essential to the arrangement because they involve customization and enhancements, and our fees are paid in stages based upon the completion of defined service deliverables. As a result, we typically recognize revenue from these arrangements using contract accounting, which generally results in recording revenue over a longer period of time. In other cases, our services are not essential to the arrangement and the realization of our license fee is not dependent on the completion of such services. In these situations, we recognize software license revenue when (1) persuasive evidence of an arrangement exists, (2) the product has been delivered, (3) the fee is fixed or determinable, and (4) collectibility is probable, which generally results in recording revenue earlier than when contract accounting is used. The determination of whether our services are essential involves significant judgment and could have a material impact on our results of operations from period to period to the extent that significant new arrangements are not accounted for using contract accounting.

Under the percentage-of-completion contract accounting method, we recognize revenue from the entire arrangement based on the percentage of hours actually incurred related to our services at any given time, compared to the total hours we estimate will be required to perform such services. Using the percentage-of-completion method requires us to make estimates about the future cost of services and estimated hours to complete, which are subject to change for a variety of internal and external factors. A change in these estimates could result in a material adjustment to the amount of revenue recorded in any period under the arrangement.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments and for the limited circumstances when the customer disputes the amounts due us. Our methodology for determining this allowance requires significant estimates. In estimating the allowance, we consider the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions. While we believe that the estimates we use are reasonable, should any of these factors change, our estimates will also change, which could affect the amount of our future allowance for doubtful accounts as well as future operating income. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments to us, additional allowances could be required. As of March 31, 2003, accounts receivable totaled $6.4 million, net of an allowance for doubtful accounts of $333,000.

VALUATION OF INTANGIBLE ASSETS AND GOODWILL. We account for our goodwill and intangible assets in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Our intangible assets consist of acquired technology related to our acquisition of NetMaker in March 2001 and WDM NetDesign in January 2002. They are recorded at cost and amortized on a straight-line basis over their expected useful lives of five years. We use the projected discounted cash flow method in valuing our acquired technology, using certain assumptions including revenue growth, cost levels, present value discount rate and working capital requirements. While we believe the assumptions used are reasonable, actual results will likely differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. We will periodically review the value of acquired technology for reasonableness. Changes in our assumptions at the time of future periodic reviews could result in impairment losses. As of March 31, 2003, intangible assets totaled $1.6 million, net of accumulated amortization of $935,000. No impairment losses have been recorded to date.

Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill is not amortized. We perform an annual review during our fourth quarter to identify any facts or circumstances that indicate the carrying value of goodwill is impaired. The review is based on various analyses including cash flow and profitability projections and the market capitalization of our common stock. Impairment, if any, is based on the excess of the carrying amount of goodwill over its fair value. As of March 31, 2003, we had goodwill of $12.2 million. No impairment has been indicated to date.

ACCOUNTING FOR SOFTWARE DEVELOPMENT COSTS. Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to our customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed. Consequently, no research and development costs were capitalized in fiscal 2003, 2002 and 2001.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report and presented elsewhere by management from time to time.

Our operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our stock to decline; the market for intelligent network management software is new and evolving, and if this market does not develop as anticipated, our revenues could decline; our customers are primarily in four target groups and our operating results may be adversely affected by changes in one or more of these groups; the U.S. Department of Defense may not extend one consulting contract with us, which could harm our business; a decline in information technology spending may result in a decrease in our revenues or lower our growth rate; our sales to U.S. Government agencies subject us to special risks that could adversely affect our business; if our newest products, particularly those targeted primarily for enterprises and U.S. Government agencies, do not gain widespread market acceptance, our revenues might not increase and could even decline; we may not be able to grow our business if service providers do not buy our products; our lengthy and variable sales cycle makes it difficult to predict operating results; if we do not successfully expand our sales force, we may be unable to increase our sales; our ability to increase our sales will be impaired if we do not expand and manage our indirect distribution channels; we may not be able to successfully manage our expanding operations, which could impair our ability to operate profitably; if we are unable to introduce new and enhanced products on a timely basis that respond effectively to changing technology, our revenues may decline; our future revenue is substantially dependent upon our existing customers continuing to license additional products, renew maintenance agreements and purchase additional services; increases in service revenues as a percentage of total revenues could decrease overall margins and adversely affect our operating results; if we fail to retain our key personnel and attract and retain additional qualified personnel, we might not be able to maintain our current level of revenue; our international operations subject our business to additional risks, which could cause our sales or profitability to decline; we expect to face intense competition, which could cause us to lose sales, resulting in lower profitability; if our products contain errors and we are unable to correct those errors, our reputation could be harmed and our customers could demand refunds from us or assert claims for damages against us; our software products rely on our intellectual property, and any failure to protect our intellectual property could enable our competitors to market products with similar features that may reduce our revenues and could allow the use of our products by users who have not paid the required license fee; our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages; future interpretations of existing accounting standards could adversely affect our operating results; as with other software vendors, we may be required to delay revenue recognition into future periods, which could adversely affect our operating results; if we undertake acquisitions, they may be expensive and disruptive to our business and could cause the market price of our common stock to decline; our products are subject to changing computing environments, including operating system software and hardware platforms, which could render our products obsolete.

OPNET Technologies, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31,	
	2003	**2002**
ASSETS	(As restated, see Note 19)	(As restated, see Note 19)
Current assets:		
Cash and cash equivalents	**$ 70,251**	$ 62,240
Accounts receivable, net	**6,420**	7,403
Unbilled accounts receivable	**933**	1,331
Refundable income taxes	**—**	1,253
Deferred income taxes, prepaid expenses and other current assets	**1,412**	910
Total current assets	**79,016**	**73,137**
Property and equipment, net	**7,008**	7,670
Intangible assets, net	**1,566**	2,067
Goodwill	**12,212**	12,212
Deferred income taxes and other assets	**839**	231
Total assets	**$100,641**	**$ 95,317**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 215**	$ 544
Accrued liabilities	**2,756**	2,362
Deferred and accrued income taxes	**172**	156
Deferred revenue	**9,694**	8,562
Total current liabilities	**12,837**	**11,624**
Notes payable	**300**	150
Deferred rent	**632**	381
Deferred revenue	**484**	506
Total liabilities	**14,253**	**12,661**
Commitments and contingencies (note 11)	**—**	—
Stockholders' equity:		
Preferred stock—		
5,000 shares authorized; no shares issued and outstanding at March 31, 2003 and 2002	**—**	—
Common stock—		
100,000 shares authorized; 25,522 and 25,220 shares issued at March 31, 2003 and 2002, respectively; 19,388 and 19,086 shares outstanding at March 31, 2003 and 2002, respectively	**26**	25
Additional paid-in capital	**73,600**	72,655
Deferred compensation	**(59)**	(74)
Retained earnings	**16,903**	14,160
Accumulated other comprehensive income (loss)	**18**	(10)
Treasury stock - 6,134 shares at March 31, 2003 and 2002	**(4,100)**	(4,100)
Total stockholders' equity	**86,388**	**82,656**
Total liabilities and stockholders' equity	**$100,641**	**$ 95,317**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended March 31,		
	2003 (As restated, see Note 19)	**2002** (As restated, see Note 19)	**2001** (As restated, see Note 19)
Revenues:			
New software licenses	**$ 22,187**	$ 24,435	$ 18,476
Software license updates and technical support	**12,667**	10,384	7,697
Professional services	**11,573**	9,743	6,592
Total revenues	**46,427**	**44,562**	**32,765**
Cost of revenues:			
New software licenses	**829**	453	395
Software license updates and technical support	**1,710**	1,767	900
Professional services	**4,637**	4,102	3,850
Amortization of acquired technology	**504**	434	—
Total cost of revenues	**7,680**	**6,756**	**5,145**
Gross profit	**38,747**	**37,806**	**27,620**
Operating expenses:			
Research and development	**12,909**	12,339	8,263
Sales and marketing	**18,245**	16,866	13,745
General and administrative	**4,897**	4,655	3,362
Purchased in-process research and development	**—**	—	770
Total operating expenses	**36,051**	**33,860**	**26,140**
Income from operations	**2,696**	**3,946**	**1,480**
Other income (expense):			
Interest income	**904**	1,797	2,845
Interest expense and other income (expense), net	**(25)**	(57)	(57)
	879	1,740	2,788
Income before provision for income taxes	**3,575**	5,686	4,268
Provision for income taxes	**832**	1,307	1,499
Net income	**$ 2,743**	**$ 4,379**	**$ 2,769**
Basic net income per common share	**$ .14**	$ .23	$ .17
Diluted net income per common share	**$ .14**	$ .22	$ .15

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended March 31,		
	2003 (As restated, see Note 19)	**2002** (As restated, see Note 19)	**2001** (As restated, see Note 19)
Cash flows from operating activities:			
Net income	$ **2,743**	$ 4,379	$ 2,769
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,129**	2,020	1,396
Provision for losses on accounts receivable	**360**	361	25
Deferred income taxes	**(752)**	455	(399)
In-process research and development	**—**	—	770
Expense related to stock options	**97**	83	190
Changes in assets and liabilities, net of effects from acquisitions:			
Billed and unbilled accounts receivable	**1,021**	(3,406)	(2,434)
Loans to employees	**—**	231	—
Prepaid expenses and other current assets	**(369)**	1,576	(743)
Refundable income taxes	**1,253**	(824)	144
Deposits and other assets	**(53)**	5	(13)
Accounts payable	**(329)**	30	344
Accrued liabilities	**394**	(2,198)	3,883
Accrued income taxes	**80**	(189)	93
Tax benefit from exercise of employee stock options	**235**	857	238
Deferred revenue	**1,110**	727	4,251
Deferred rent	**251**	322	29
Net cash provided by operating activities	**8,170**	4,429	10,543
Cash flows from investing activities:			
Purchase of property and equipment	**(965)**	(3,278)	(6,222)
Acquisition of NetMaker division of Make Systems, Inc.	**—**	(1,156)	(4,905)
Acquisition of WDM Net Design, net of cash acquired	**—**	(1,279)	—
Net cash used in investing activities	**(965)**	**(5,713)**	**(11,127)**
Cash flows from financing activities:			
Proceeds from exercise of common stock options	**318**	384	317
Issuance of common stock under employee stock purchase plan	**310**	379	67
Proceeds from issuance of note payable	**150**	150	—
Proceeds from sale of common stock	**—**	—	59,800
Costs incurred for initial public offering	**—**	—	(5,732)
Purchase of treasury stock	**—**	—	(12)
Net cash provided by financing activities	**778**	**913**	**54,440**
Effect of exchange rate changes on cash and cash equivalents	**28**	(12)	2
Net increase (decrease) in cash and cash equivalents	**8,011**	(383)	53,858
Cash and cash equivalents, beginning of year	**62,240**	62,623	8,765
Cash and cash equivalents, end of year	$ **70,251**	$ 62,240	$ 62,623

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock: Shares Issued	Common Stock: Shares Outstanding	Common Stock: Amount	Additional Paid-In Capital	Treasury Stock: Shares	Treasury Stock: Amount	Deferred Compensation *(As restated, see Note 19)*	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity *(As restated, see Note 19)*
Balance, March 31, 2000 *(as previously reported)*	**17,079**	**10,951**	**$ 17**	**$ 623**	**6,128**	**$ (4,010)**	**$ (287)**	**$ 7,125**		**$ 3,468**
Prior period adjustments, see Note 19								(107)		(107)
Balance, March 31, 2000 *(as restated, see Note 19)*	**17,079**	**10,951**	**17**	**623**	**6,128**	**(4,010)**	**(287)**	**7,018**		**3,361**
Net income *(as restated, see Note 19)*								2,769		2,769
Foreign currency translation									2	2
Total comprehensive income *(as restated, see Note 19)*										2,771
Proceeds from sale of common stock, net	4,600	4,600	5	54,063						54,068
Conversion of Series A redeemable convertible preferred stock	2,172	2,172	2	6,952						6,954
Issuance of common stock:										
Exercise of options	395	395		317						317
Employee stock purchase plan	5	5		67						67
Acquisition	650	650	1	8,287						8,288
Share options cancelled				(10)			10			
Tax benefit from exercise of stock options				238						238
Purchase of treasury stock		(6)		171	6	(90)				81
Amortization of deferred compensation							97			97
Other								(6)		(6)
Balance, March 31, 2001 *(as restated, see Note 19)*	**24,901**	**18,767**	**25**	**70,708**	**6,134**	**(4,100)**	**(180)**	**9,781**	**2**	**76,236**
Net income *(as restated, see Note 19)*								4,379		4,379
Foreign currency translation									(12)	(12)
Total comprehensive income *(as restated, see Note 19)*										4,367
Issuance of common stock:										
Exercise of options	261	261		384						384
Employee stock purchase plan	33	33		379						379
Acquisition	25	25		350						350
Share options cancelled				(23)			23			
Tax benefit from exercise of stock options				857						857
Amortization of deferred compensation							83			83
Balance, March 31, 2002 *(as restated, see Note 19)*	**25,220**	**19,086**	**25**	**72,655**	**6,134**	**(4,100)**	**(74)**	**14,160**	**(10)**	**82,656**
Net income *(as restated, see Note 19)*								2,743		2,743
Foreign currency translation									28	28
Total comprehensive income *(as restated, see Note 19)*										2,771
Issuance of common stock:										
Exercise of options	259	259	1	318						319
Employee stock purchase plan	43	43		310						310
Tax benefit from exercise of stock options				235						235
Deferred compensation				82			(82)			
Amortization of deferred compensation							97			97
Balance, March 31, 2003 *(as restated, see Note 19)*	**25,522**	**19,388**	**$ 26**	**$73,600**	**6,134**	**$ (4,100)**	**$ (59)**	**$16,903**	**$ 18**	**$86,388**

See accompanying notes to consolidated financial statements.

OPNET Technologies, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

1. Organization and Significant Accounting Policies

ORGANIZATION. OPNET Technologies, Inc. ("OPNET", "we" or "us") provides intelligent network management software that enables users in network operations, planning, engineering and application development to optimize the performance and availability of their networks and networked applications. We sell our products to corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers. We market our product suite in North America primarily through a direct sales force and, to a lesser extent, several resellers and original equipment manufacturers. Internationally, we conduct research and development through our wholly-owned subsidiary in Ghent, Belgium and market our products through our wholly-owned subsidiaries in Paris, France; Reading, United Kingdom; and Sydney, Australia; third-party distributors, and value-added resellers. We are headquartered in Bethesda, MD and have offices in Cary, NC; Dallas, TX; and Santa Clara, CA.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the results of OPNET Technologies, Inc. and its wholly-owned subsidiaries: OPNET Technologies SAS; OPNET Technologies Limited; OPNET Technologies, BVBA; OPNET Technologies, Pty. Ltd.; and OPNET Analysis, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. Cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of three months or less. These investments are primarily composed of overnight repurchase agreements, money market funds, obligations issued by various federal governmental agencies and commercial paper. Cash equivalents are stated at amortized cost, which approximates fair value due to the highly liquid nature and short maturities of the underlying securities.

Supplemental Cash Flow Information.

| | Year ended March 31, | | |
	2003	**2002**	**2001**
Taxes and interest paid:			
Cash paid for income taxes	$ 514	$ 987	$ 1,425
Cash paid for interest	56	45	36
Non-cash financing and investing activities:			
Issuance of common shares for acquisition	$ —	$ 350	$ 8,288
Conversion of preferred stock	—	—	6,954
Accrued tenant allowance	—	—	1,058

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and accounts receivable. We generally do not require collateral on accounts receivable, as the majority of our customers are large, well-established companies, or government entities.

We maintain our cash balances at several financial institutions. The Federal Deposit Insurance Corporation insures the bank accounts up to $100. Although balances exceed that amount, we have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk to cash.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The fair value of our cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximates their respective carrying amounts.

SOFTWARE DEVELOPMENT COSTS. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. We consider technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Through March 31, 2003, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the term of the related lease. Repairs and maintenance are expensed as incurred.

INTANGIBLE ASSETS. Intangible assets consist of acquired technology. Intangible assets are originally recorded at cost and amortized on a straight-line basis over their expected useful lives of five years.

GOODWILL. Goodwill is not amortized and is tested for impairment annually during our fourth quarter and whenever events and circumstances occur indicating that goodwill might be impaired. There has been no impairment as of March 31, 2003.

VALUATION OF LONG-LIVED ASSETS. We review our long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset.

REVENUE RECOGNITION. We derive revenues from three primary sources: (1) new software licenses, (2) software license updates and technical support, and (3) professional services, which include consulting and training services. We recognize revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition", as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions", SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

New software license revenues represent all fees earned from granting customers licenses to use our software, and excludes revenues derived from software license updates, which are included in software license updates and technical support revenues. Our new software license revenues consist of perpetual and term license sales of software products. New software license revenues are recognized when these criteria are met: persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. In instances when any of the four criteria are not met, we defer recognition of software license revenues until the criteria are met. When the sale of the software product requires us to make significant enhancements, customization or modifications to the software that are essential to its functionality, software license revenues and consulting fees are recognized using contract accounting under SOP 81-1.

We do not allow software returns because customers are able to evaluate our software products before purchasing them. Typically, our software license fees are due within a twelve-month period from delivery to our customers. If the fee due from the customer is not fixed or determinable, including payment terms greater than twelve months from delivery, revenue is recognized as payments become due and all other conditions for revenue recognition have been satisfied.

Software license updates and technical support revenues represent fees associated with the sale of periodic unspecified product updates ("license updates") and technical support under our maintenance agreements. License updates consist of the right to unspecified software updates on a when-and-if-available basis and are entered into in connection with the initial software license purchase. License updates and technical support may be renewed upon expiration of the term. Customers can purchase license updates separately from technical support. Revenue from license updates and technical support is deferred and recognized as revenue on a straight-line basis over the term of the maintenance agreement.

Revenues under multiple-element arrangements, which typically include new software licenses, consulting services, training and maintenance agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or "VSOE"). This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software

licenses, under the residual method. If we have established VSOE for all elements in the arrangement any discount is applied proportionately to each element. For periodic unspecified product updates and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training, VSOE is based upon the rates charged for these services when sold separately. For software licenses, VSOE is based on the price charged or to be charged when sold separately. If the only undelivered elements in an arrangement are periodic unspecified software updates or technical support for which we are unable to establish VSOE, all revenue is recognized ratably over the contract period.

Professional services revenues consist of fees from consulting services and training and are recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. In these circumstances, revenue that is recognized is allocated to new software license revenues and professional service revenues based on our standard price lists. We estimate the percentage-of-completion based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete.

We sell new software licenses, license updates and technical support agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, we provide license updates and technical support agreements directly to distributors and the distributors provide support to the end customer. Revenues from sales to distributors are recorded at the amounts charged and in the same manner as all other new software license, license updates and technical support sales. Amounts received in advance of revenue recognition are classified as deferred revenue.

INCOME TAXES. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse.

ADVERTISING COSTS. Advertising costs are expensed as incurred and were $316, $401, and $587 for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

FOREIGN CURRENCY TRANSACTIONS. Revenues denominated in foreign currencies are translated at the average exchange rates during the period. Gains or losses on foreign exchange are reported in the Consolidated Statements of Operations.

FOREIGN CURRENCY TRANSLATION. The results of operations for our international subsidiaries are translated from the designated functional currencies into U.S. dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses are reported as a component of accumulated other comprehensive income in stockholders' equity.

COMPREHENSIVE INCOME. Certain revenues, expenses, gains and losses are recognized in comprehensive income but excluded from net income. For fiscal year 2003, 2002 and 2001 comprehensive income includes net income and gains and losses from foreign currency translations.

EARNINGS PER SHARE. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares and participating preferred shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented.

INDEMNIFICATIONS. Under the terms of substantially all of our license agreements, we have agreed to indemnify customers for costs and damages arising from claims against such customers based on allegations that our software product infringes the intellectual property rights of a third party. The indemnification is limited to the amount paid by the customer. To date, we have not had to reimburse any of our customers for any losses related to these indemnification provisions and no material claims are outstanding as of June 30, 2003. For several reasons, including the lack of prior indemnification claims, we cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions. There can be no assurance that potential future payments will not have a material adverse effect on the Company's operating performance or financial condition.

Our standard license agreement includes a warranty provision for software products. We generally warrant for the first ninety days after delivery that the software shall operate substantially as stated in the then current documentation provided that the software is used in a supported computer. We provide for the estimated cost of product warranties based on specific warranty claims, provided that it is probable that a liability exists and provided the amount can be reasonably estimated. To date we have not had any material costs associated with these warranties.

STOCK-BASED COMPENSATION. We account for stock-based compensation given to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, recognize compensation expense for fixed stock option grants only when the exercise price is less than the quoted market price of the shares on the date of the grant. SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), permits the use of either a fair-value based method or the intrinsic value method provided in APB No. 25 to account for employee stock-based compensation arrangements. Companies that elect to use the intrinsic value method provided in APB No. 25 are required to disclose the pro forma net income (loss) and earnings (loss) per share that would have resulted from the use of the fair value method. We have provided below the pro forma disclosures of the effect on net income and earnings per share as if SFAS No. 123 had been applied in measuring compensation expense for all periods.

The following table illustrates the effect on net income and related net income per share for fiscal years ended March 31, 2003, 2002 and 2001, had compensation cost for employee stock-based compensation plans been determined based upon the fair value method prescribed under SFAS No. 123:

	2003	2002	2001
Net income	$ 2,743	$ 4,379	$ 2,769
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	49	83	97
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,743)	(3,035)	(1,187)
Pro forma net income (loss)	$ (951)	$ 1,427	$ 1,679
Basic net income (loss) per common share:			
As reported	$ .14	$ .23	$ .17
Pro forma	$ (.05)	$ .08	$ .10
Diluted net income (loss) per common share:			
As reported	$ .14	$ .22	$ .15
Pro forma	$ (.05)	$ .07	$ .09

RECLASSIFICATIONS. Revenues and costs associated with the sale of license updates and technical support have been combined and presented as "Software license updates and technical support" in the accompanying consolidated statements of operations. License updates revenues of $8,155 and $1,863 for the fiscal years ended March 31, 2003 and 2002, respectively, were reclassified from license revenues to software license updates and technical support revenues. Cost of license updates revenues of $71 and $6 for the fiscal years ended March 31, 2003 and 2002, respectively, were reclassified from cost of license revenues to cost of software license updates and technical support revenues. Technical support revenues of $4,512, $8,521, and $7,697 for fiscal years ended March 31, 2003, 2002, and 2001, respectively, were reclassified from services revenues to software license updates and technical support revenues. Cost of technical

support revenues of $1,639, $1,761, and $900 for fiscal years ended March 31, 2003, 2002, and 2001, respectively, were reclassified from cost of services revenues to cost of software license updates and technical support revenues. These reclassifications had no impact on total revenues, net income or net income per common share in any period.

Certain other reclassifications have been made to the prior-year financial statements to conform to the current-year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires the classification of gains and losses from extinguishments of debt as extraordinary items only if they meet certain criteria for such classification in APB Opinion No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishments of debt classified as an extraordinary item in prior periods that does not meet the criteria must be reclassified to other income or expense. These provisions are effective for fiscal years beginning after May 15, 2002. Additionally, SFAS No. 145 requires sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. These lease provisions are effective for transactions occurring after May 15, 2002. We do not believe that the adoption of SFAS No. 145 will have a material effect on our consolidated financial position, results of operations, or cash flows.

In July 2002, the FASB issued Statement No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We do not believe that the adoption of SFAS No. 146 will have a material effect on our consolidated financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of SFAS No. 123" (SFAS No. 148). In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, this statement amends SFAS No. 123 to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. We have evaluated the provisions of SFAS No. 148 and will continue to account for stock-based compensation given to employees in accordance with APB No. 25. Under APB No. 25, we recognize compensation expense for fixed stock option grants only when the exercise price is less than the fair market value of the shares on the date of grant. Therefore, the adoption of SFAS No. 148 is not expected to have a material impact on our financial position or results of operations. We have adopted the additional disclosure provisions required by SFAS No. 148 in both our annual and quarterly reporting beginning March 31, 2003.

2. Acquisitions

NETMAKER. In March 2001, OPNET Development Corp., our wholly-owned subsidiary, acquired substantially all of the assets and operations of the NetMaker division of Make Systems, Inc. ("NetMaker"), pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement").

The aggregate purchase price for the acquisition was approximately $14,200 and, pursuant to the Asset Purchase Agreement, we agreed to pay $5,000 and issued 650 shares of our common stock, valued at $8,288 in exchange for NetMaker's assets. The value of the 650 shares of common stock was based on the average market price of our common stock over the two-day period before and after the announcement date of the acquisition. The cash component of the acquisition price was available from cash on hand. Of the cash payable pursuant to the Asset Purchase Agreement, $800 was held in escrow for a period of one year to secure certain indemnification obligations, and was released to Make Systems, Inc. on April 1, 2002.

The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in our consolidated results from the acquisition date. The assets acquired and liabilities assumed as part of the transaction were recorded at estimated fair values. Independent valuations were obtained to determine the fair value of the net assets acquired and to allocate the purchase price. The purchase price allocation resulted in a $770 charge to earnings for the fair value of acquired in-process research and development that had not reached technological feasibility, $2,000 for acquired technology, which is being amortized over five years and $725 in net tangible assets acquired. The $10,704 excess purchase price over the fair value of assets acquired was allocated to goodwill, which is deductible for tax purposes. We withheld $210 of the purchase price to provide for adjustments, if any, related to the completion of the closing balance sheet audit. During the year ended March 31, 2002, goodwill was adjusted by approximately $217 for modifications to initial purchase accounting estimates in relation to the NetMaker acquisition.

WDM NETDESIGN. In August 2001, we entered into an agreement (the "Share Purchase Agreement") with Comsof N.V., a Belgium company and the owner of WDM NetDesign BVBA ("WDM NetDesign"), through which the companies collaborated on the development of optical network planning products. Under the Share Purchase Agreement, OPNET acquired a 20% interest in WDM NetDesign for consideration of $399 and purchased an option for consideration of $1 to acquire all remaining shares of WDM NetDesign. In December 2001, we exercised our option to purchase the remaining shares of WDM NetDesign for $1,275. On January 4, 2002, we purchased these shares by paying Comsof N.V. $925 and issuing them 25 shares of our common stock valued at approximately $350. The value of the 25 shares of common stock issued was based on the average market price of our common stock over the two-day period before and after the purchase option was exercised. In connection with this acquisition, we incurred expenses of $98 and recorded a deferred tax credit of $201. The deferred tax credit results from acquired technology not being deductible for tax reporting purposes. As a result of this acquisition, we now own WDM NetDesign's core technology in optical networking design and a strong assembled workforce.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 145
Other Current Assets	91
Property and Equipment	11
Technology	500
Goodwill	1,291
Current Liabilities	(23)
Deferred Revenue	(42)
Net Assets Acquired	**$1,973**

We accounted for our initial investment in WDM NetDesign using the equity method. The purchase of the remaining shares of WDM NetDesign was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in our consolidated results from the January 2002 acquisition date. The purchase price allocation resulted in $500 for acquired technology, which is being amortized over five years and $182 in net tangible assets acquired. The $1,291 excess purchase price over the fair value of assets acquired was allocated to goodwill, which is not deductible for tax purposes.

PRO FORMA FINANCIAL INFORMATION. The following unaudited pro forma financial information for the years ended March 31, 2002 and 2001, assumes the acquisitions of the NetMaker division and WDM NetDesign occurred as of the beginning of the respective year, after giving effect to certain adjustments, including the amortization of intangible assets. Further, the pro forma results of operations do not include the write-off of in-process research and development and the related tax effects. The effects of the combined pro forma statements resulted in a net loss before income taxes and as a result, pro forma net loss excludes any provision or benefit for income taxes. The unaudited pro forma financial information includes the NetMaker division's results of operations as presented in NetMaker's Statements of Net Revenues and Direct Operating Expenses for the year ended December 31, 2000 and 1999, and WDM NetDesign's results of operations for the nine months ended March 31, 2002, as WDM NetDesign commenced operations in July 2001. The financial statements for the NetMaker division exclude certain expenses not directly attributable to the NetMaker division and therefore do not represent a full financial statement presentation of the NetMaker division and are not necessarily indicative of the operating results had the NetMaker division operated on a standalone basis. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future, or that would have occurred if the business combinations had been in effect on the dates indicated.

	2002	2001
Revenues	$ 44,657	$ 34,585
Net income (loss)	4,320	(291)
Basic net income (loss) per share	$ .23	$ (.02)
Diluted net income (loss) per share	$ .22	$ (.02)

3. Intangible Assets

Intangible assets consisted of the following at March 31, 2003 and 2002:

	2003	2002
Acquired technology	$2,501	$2,501
Accumulated amortization	(935)	(434)
Intangible assets, net	**$1,566**	**$2,067**

Acquired technologies relating to the NetMaker and WDM NetDesign acquisitions resulted in amortization expense of $504 and $434 for the years ended March 31, 2003 and 2002, respectively. Amortization expense from acquired technologies is included in cost of revenues in the Consolidated Statements of Operations. During the year ended March 31, 2001, we recorded amortization expense of $458 relating to a marketing support rights agreement that expired in March 2001. The amortization of the marketing support rights agreements is included in Sales and Marketing expense on the Consolidated Statements of Operations. We expect amortization expense of $500 in each of the fiscal years ending March 31, 2004, 2005 and 2006, and $66 for the year ending March 31, 2007.

4. Goodwill

The following table sets forth the activity in our goodwill for the years ended March 31, 2003 and 2002:

	2003	2002
Balance, beginning of period	$12,212	$10,704
Adjustment to initial goodwill estimate	—	217
Goodwill acquired during the year	—	1,291
Balance, end of period	**$12,212**	**$12,212**

Goodwill was recorded in connection with the NetMaker and WDM NetDesign acquisitions. See Note 2 for more information.

5. Property and Equipment

Property and equipment consisted of the following at March 31, 2003 and 2002:

	2003	2002
Computer equipment	$ 5,446	$ 4,869
Leasehold improvements	4,122	4,071
Purchased software	1,348	1,013
Office furniture and equipment	1,661	1,641
Total	**12,577**	**11,594**
Less: accumulated depreciation	(5,569)	(3,924)
Property and equipment, net	**$ 7,008**	**$ 7,670**

Depreciation expense for fiscal years ended March 31, 2003, 2002, and 2001 was $1,625, $1,586, and $1,065, respectively.

6. Accrued Liabilities

Accrued liabilities consisted of the following at March 31, 2003 and 2002:

	2003	2002
Accrued compensation and bonuses	$1,590	$1,269
Other	1,166	1,093
Total	**$2,756**	**$2,362**

7. Income Taxes

The components of the provision for income taxes for the years ended March 31, 2003, 2002 and 2001, were as follows:

Current provision:	2003	2002	2001
Federal	$ 1,227	$ 600	$1,345
State	284	188	553
Foreign	73	64	—
Total current provision	1,584	852	1,898
Deferred provision (benefit):			
Federal	(667)	337	(301)
State	(85)	118	(98)
Total deferred provision (benefit)	(752)	455	(399)
Total provision for income taxes	$ 832	$1,307	$1,499

At March 31, 2003 and 2002, respectively, the components of our deferred tax assets and deferred tax liabilities were as follows:

Deferred tax assets:	2003	2002
Accrued vacation expense	$ 260	$ 190
Deferred revenue	321	205
In-process research and development	252	285
Deferred rent	239	151
Research and development tax credit carry forward	516	419
Accelerated book amortization of acquired technology	201	—
Bad debt reserve	126	81
Other temporary differences	7	87
Total deferred tax assets	1,922	1,418

Deferred tax liabilities:		
Accelerated amortization	—	(106)
Accelerated depreciation	(317)	(337)
Tax amortization of goodwill	(550)	(422)
Tax liability related to WDM NetDesign acquisition *(see Note 2)*	(148)	(201)
Tax accounting for unbilled accounts receivable	(260)	(478)
Total deferred tax liabilities	(1,275)	(1,544)
Net deferred tax (liability) asset	$ 647	$ (126)

The provision for income taxes for fiscal years ended March 31, 2003, 2002 and 2001 differs from the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes as a result of the following:

	2003	2002	2001
Statutory U.S. Federal rate	34%	34%	34%
Increase (decrease) in taxes resulting from:			
State income taxes— net of Federal benefit	4	4	7
Tax credits	(15)	(16)	(8)
Foreign tax credit and other permanent differences, net	—	1	2
Effective tax rate	23%	23%	35%

At March 31, 2003, we had a research and development tax credit carry forward of approximately $516 which will expire in the year 2023. Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $257 at March 31, 2003. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes on the earnings of foreign subsidiaries, if remitted, would be partially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

8. Initial Public Offering

On August 1, 2000, the registration statement for our initial public offering of 4,000 shares of Common Stock became effective. The offering closed on August 7, 2000, yielding proceeds of approximately $46,814 after deducting underwriting discounts and commissions and offering expenses payable by us. The underwriters of the offering also exercised their over-allotment option to purchase an additional 600 shares, which closed on August 9, 2000, raising an additional $7,254 in net proceeds. Upon the closing of the offering, the Series A Redeemable Convertible Preferred Stock was converted into 2,172 shares of Common Stock as discussed in Note 9.

On June 27, 2000, in connection with our initial public offering of common stock, the Board of Directors approved a three-for-two split of common stock. All references to the number of common shares and per share amounts have been restated to reflect the effect of the split for all periods presented.

On July 28, 2000, we filed our Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to increase our authorized capital stock to 105,160 shares, consisting of 100,000 shares of Common Stock, par value $0.001 per share, 5,000 shares of undesignated preferred stock, par value of $0.001 per share and 160 shares of Series A redeemable convertible preferred stock, par value of $0.001 per share.

On August 7, 2000, we filed our Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to adjust our authorized capital stock to 105,000 shares, consisting of 100,000 shares of Common Stock, par value $0.001 per share and 5,000 shares of undesignated preferred stock, par value of $0.001 per share.

9. Redeemable Convertible Preferred Stock

On September 30, 1997, we entered into a Series A Redeemable Convertible Preferred Stock Purchase Agreement (the "Agreement") with two investors. We authorized 160 shares of the Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") and issued and sold 145 shares, $.001 par value per share, for $7,001. Upon closing of our initial public offering as disclosed in Note 8, the Series A Preferred Stock, net of unamortized issue costs of $47, was automatically converted into common stock.

The difference between the carrying amounts of the Series A Preferred Stock and the redemption amount represented the cost of issuance. This amount was accreted pro rata over the period beginning on the issuance date and ending on the prescribed redemption dates. Accretion amounted to $6 for the year ended March 31, 2001.

10. Related Party Transactions

We sell consulting services to certain customers through OPNET Analysis, Inc., which was wholly-owned by one of our executive officers. Such sales totaled $94 during fiscal year 2001. OPNET Analysis, Inc. became a wholly-owned subsidiary of ours in April 2001 and is included in our consolidated financial statements for fiscal year 2002.

In January 2000 we amended an officer's option agreement that allowed him to purchase 150 shares of our common stock. He exercised the options in full on the date of the amendment and borrowed $231 from us to pay income taxes he incurred upon purchasing the shares under the option agreement. This borrowing was evidenced by a full recourse promissory note that bore an annual interest rate of 6%. This loan and related accrued interest was repaid in May 2001.

11. Commitments and Contingencies

On June 2, 2000, we executed a new office lease agreement and relocated our corporate and principal operational offices to Bethesda, Maryland. We took possession of the premises, consisting of approximately 60,000 square feet of office space, in February 2001. The lease is for ten years with two five-year renewal options. The rent is subject to escalation based upon a consumer price indexed adjustment of up to 3% each year. The lease also requires us to maintain a security deposit of approximately $3,400 in the form of a bank letter of credit, as discussed in Note 12, which is subject to annual reductions based upon meeting certain minimum financial requirements.

In addition, we lease office space under noncancelable operating leases. The leases for office space contain escalation clauses that provide for increased rentals based primarily on increases in real estate taxes, operating expenses, or the average consumer price index. Total rent expense under all leases for fiscal years 2003, 2002, and 2001 was $3,201, $3,068, and $1,182, respectively. At March 31, 2003, future minimum lease payments required under noncancelable leases were as follows:

Year ending March 31,

2004	$ 2,675
2005	2,846
2006	2,830
2007	2,894
2008	2,963
Thereafter	8,387
Total minimum lease payments	**$22,595**

We are involved in various claims and legal proceedings arising from our normal operations. We do not expect those matters, individually or in the aggregate, to have a material adverse effect on our financial condition or results of operations.

12. Credit Agreements and Notes Payable

Effective June 10, 2002, we entered into a $10,000 credit facility with a commercial bank. The credit facility permits the use of funds for general corporate purposes and the issuance of letters of credit up to a maximum of $10,000 in the aggregate. Borrowings under the credit facility are limited to 80% of eligible accounts receivable. We used the facility to issue a letter of credit for approximately $3,400 to satisfy the security deposit requirements for our corporate office lease. Interest is payable monthly, based on LIBOR plus the applicable margin ranging from 2% to 2.5% as stated in the loan agreement. The credit facility includes a fee in the amount of 0.25% per annum on the unused portion of the credit facility. The credit facility is collateralized by our accounts receivable. The loan agreement contains customary affirmative and negative covenants including a restriction on the payment of dividends and a financial covenant requiring that we not exceed a ratio of Funded Debt to EBITDA of 2.5:1.0 as such terms are defined in the loan agreement. The credit facility expires June 10, 2004. As of March 31, 2003, we had no borrowings under the available credit facility.

In December 2001 we received proceeds from a $150 loan from the Department of Economic Development of Montgomery County, Maryland, under the Sunny Day Fund Initiative. The loan is subject to multiple maturity dates and has a 5% annual interest rate. The principal amount and any accrued interest will be deferred if we meet certain conditions regarding the hiring of full time employees. In December 2006 the principal amount and any accrued interest outstanding may convert to a grant if we achieve certain requirements related to employment.

In November 2002, we received proceeds from a $150 loan from the Department of Economic Development of the State of Maryland under the Maryland Economic Development Assistance Fund. The loan is subject to multiple maturity dates and has a 4.83% annual interest rate. The principal amount and any accrued interest will be deferred if we meet certain conditions regarding the hiring of full time employees. In December 2007, the principal amount and any accrued interest are payable in full; however, these amounts may be reduced or converted to a grant if we achieve certain requirements related to employment.

13. Employee Benefit Plan

Effective August 1, 1993, we established a 401(k) retirement plan (the "Plan") covering all eligible employees, as defined. Eligible employees who are at least 21 years old may participate. Under the terms of the Plan, participants may defer a portion of their salaries as employee contributions. We make matching contributions and may make discretionary and extra contributions. Employee contributions and extra contributions made by us are 100% vested immediately. In general, our matching and discretionary contributions vest ratably over a five-year period. Our expense under this Plan for fiscal years ended March 31, 2003, 2002 and 2001 was $567, $549, and $386, respectively.

14. Earnings per Share

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share for fiscal years ended March 31, 2003, 2002 and 2001:

	2003	2002	2001
Income *(Numerator):*			
Net income applicable to common shares	$ 2,743	$ 4,379	$ 2,763
Plus:			
Accretion of transaction costs on redeemable convertible preferred stock	—	—	6
Net income (basic and diluted)	**$ 2,743**	**$ 4,379**	**$ 2,769**
Shares *(Denominator):*			
Weighted average shares outstanding	19,273	18,953	15,673
Plus:			
Participating redeemable convertible preferred stock	—	—	767
Weighted average shares outstanding (basic)	19,273	18,953	16,440
Plus:			
Effect of other dilutive securities - Options	701	1,061	1,537
Weighted average shares outstanding (diluted)	**19,974**	**20,014**	**17,977**
Net income per common share:			
Basic net income per common share	$ .14	$ .23	$ .17
Diluted net income per common share	$ .14	$ .22	$ .15

We had options for the purchase of 2,192 and 804 common shares that were excluded from the diluted average shares outstanding for the fiscal years ended March 31, 2003 and 2002, respectively, because their effect was antidilutive.

15. Equity Based Compensation Plans

Stock Option Plans. Our Amended and Restated 2000 Stock Incentive Plan (the "2000 Plan") provides for the granting of incentive and nonqualified stock options to purchase up to 4,943 shares of OPNET common stock. The number of shares available for issuance will automatically increase on the first trading day of each calendar year by an amount equal to 3% of the shares of common stock outstanding on the last trading day of the preceding calendar year, not to exceed an annual increase of 1,500 shares. Options are granted for terms of up to 10 years, and generally vest over periods ranging from one to six years from the date of grant.

Our 1993 Incentive Stock Option Plan (the "1993 Plan") provides for the granting of incentive stock options to purchase up to 3,000 shares of common stock of the Company. Options are granted for terms of up to 10 years, and generally vest over periods ranging from one to six years from the date of grant. The Board of Directors approved a resolution to make no further grants of options or stock awards under the 1993 Plan upon approval of the 2000 Plan.

A summary of option transactions is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, March 31, 2000	**1,765**	**$ 1.32**
Granted	1,228	13.43
Exercised	(395)	0.80
Canceled	(138)	6.26
Outstanding, March 31, 2001	**2,460**	**7.18**
Granted	1,655	10.73
Exercised	(261)	1.47
Canceled	(441)	9.79
Outstanding, March 31, 2002	**3,413**	**9.00**
Granted	1,033	6.04
Exercised	(259)	1.23
Canceled	(204)	10.32
Outstanding, March 31, 2003	**3,983**	**$ 8.67**
Exercisable, March 31, 2003	**1,262**	**$ 8.22**

At March 31, 2003, options outstanding and exercisable were as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Weighted Average Life Remaining	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.36	135	1.2 years	$ 0.36	51	$ 0.36
1.47 - 2.00	488	2.8 years	1.79	409	1.74
4.00 - 5.85	1,075	9.2 years	5.71	60	4.83
6.71 – 9.66	281	8.9 years	8.20	90	8.32
10.59 – 14.63	1,835	7.9 years	11.93	568	12.26
19.50	169	7.5 years	19.50	84	19.50
	3,983			1,262	

The weighted average fair value at date of grant for options granted during fiscal years 2003, 2002 and 2001 was $4.17, $7.86, and $9.40 per share, respectively. The weighted average assumptions are follows:

	2003	2002	2001
Risk-free interest rate	3.35%	4.59%	5.95%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life	4 years	4 years	4 years
Volatility factor	98%	105%	92%

During the fiscal year ended March 31, 2001, a non-employee of the Company rescinded his exercise of 6 non-qualified stock options. We agreed to reacquire the shares previously issued under the option exercise and granted 6 new options at the same exercise price with a weighted average fair value of $80. Under Topic No. D-93, "Accounting for the Rescission of the Exercise of Employee Stock Options", for rescission transactions prior to January 1, 2001 we may account for the rescission transaction as a modification of the original options resulting in a new measurement date. As a result, we recorded additional compensation cost of $93. We recognized the additional compensation cost on the date of the rescission.

At various dates during the year ended March 31, 2000, we granted a total of 260 options to employees with exercise prices below the estimated fair market value at the dates of grant. The weighted average exercise price of these options was $2.57. We recorded compensation expense relating to those options of $49, $83 and $107 for the fiscal years ended March 31, 2003, 2002 and 2001.

During the fiscal year ended March 31, 2003, we granted options to purchase 35 shares of our common stock to members of our advisory board. As a result, we recorded $82 of deferred compensation representing the estimated fair value of the options. The assumptions used to determine the fair value of the options granted were as follows: risk free interest rate – 1.54%, expected dividend yield – 0.0%, expected life – 2 years, and volatility – 79%. We amortized $47 of this deferred compensation to expense for the fiscal year ended March 31, 2003.

EMPLOYEE STOCK PURCHASE PLAN. During fiscal year 2001, the Board of Directors approved the adoption of the 2000

Employee Stock Purchase Plan (the "ESPP"), which provides all eligible employees, including members of the Board of Directors who are employees, to collectively purchase up to a total of 300 shares of our common stock. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period. The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. A total of 43, 33 and 5 shares of our common stock were issued under the ESPP in fiscal years ended March 31, 2003, 2002 and 2001, respectively.

In March 2000, the Board of Directors approved the adoption of the 2000 Director Stock Option Plan, which provides for the automatic annual granting of options to purchase stock to our Directors, who are not employees of ours or any of our subsidiaries, for up to a total of 225 shares of our common stock.

16. Business Segment and Geographic Area Information

We operate in one industry segment, the development and sale of computer software programs and related services. For fiscal years ended March 31, 2003 and 2002 revenues from transactions with U.S. government agencies were approximately 39% and 23% of total revenues, respectively. No single customer accounted for 10% or more of revenues for fiscal 2001. In addition, there were no sales to any customers within a single country except for the United States where such sales accounted for 10% or more of total revenues. Our assets were primarily held in the United States for the fiscal years ended March 31, 2003, 2002 and 2001.

Revenues by geographic destination and as a percentage of total revenues for fiscal years ended March 31, 2003, 2002 and 2001 are as follows:

Geographic Area by Destination	2003	2002	2001
United States	$ 37,513	$ 35,392	$ 25,387
International	8,914	9,170	7,378
	$ 46,427	$ 44,562	$ 32,765

Geographic Area by Destination			
United States	80.8%	79.4%	77.5%
International	19.2	20.6	22.5
	100.0%	100.0%	100.0%

17. Valuation and Qualifying Accounts

The following table sets forth activity in our accounts receivable reserve account:

Year ended,	Balance at Beginning of Period	Charges to Expenses	Deductions	Balance at End of Period
March 31, 2003	$203	$360	$230	$333
March 31, 2002	113	361	271	203
March 31, 2001	100	25	12	113

Deductions represent write-offs of receivables previously reserved.

18. Quarterly Financial Data (Unaudited)

Subsequent to the issuance of our consolidated financial statements as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003, we concluded that a portion of the revenue from certain software arrangements should be deferred to account for the value of certain free training offered by us to our customers and to change the classification of acquired technology. As a consequence, we have restated our consolidated financial statements for the fiscal years ended March 31, 2003, 2002, and 2001. See Note 19 for further discussion and additional information on the restatement. Our related quarterly financial information has been revised as follows:

Year Ended March 31, 2003

Three Months Ended

	June 30, 2002		September 30, 2002		December 31, 2002		March 31, 2003	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenues	$ 11,177	$ 11,153	$11,174	$ 11,112	$ 11,696	$ 11,804	$ 12,404	$ 12,358
Gross profit	9,307	9,158	9,480	9,292	9,920	9,902	10,568	10,395
Income from operations	338	314	485	423	813	921	1,084	1,038
Net income	449	432	561	513	753	834	995	964
Basic net income applicable per common share	$ .02	$ .02	$ .03	$ .03	$ .04	$ .04	$ .05	$ .05
Diluted net income per common share	$ .02	$ .02	$ .03	$ .03	$ .04	$ .04	$ .05	$ .05

Year Ended March 31, 2002

Three Months Ended

	June 30, 2001		September 30, 2001		December 31, 2001		March 31, 2002[1]	
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenues	$ 11,130	$ 11,092	$ 11,275	$ 11,180	$ 10,973	$ 10,895	$ 11,378	$ 11,395
Gross profit	9,501	9,363	9,675	9,468	9,474	9,278	9,784	9,697
Income from operations	1,093	1,055	1,021	926	1,124	1,046	902	919
Net income	1,175	1,149	1,062	996	1,222	1,156	1,041	1,078
Basic net income applicable per common share	$ .06	$ .06	$ .06	$ .05	$ 06	$ .06	$ .05	$ .06
Diluted net income per common share	$ .06	$ .06	$ .05	$ .05	$ .06	$ .06	$ .05	$ .05

(1) Net income for the three months ended March 31, 2002 includes non-recurring tax credits for incremental research and development expenditures totaling $282, or $.01 per common share.

19. Restatement

Subsequent to the issuance of our consolidated financial statements as of March 31, 2003 and 2002 and for each of the three years in the period ended March 31, 2003, we concluded that a portion of the revenue from certain software arrangements should be deferred to account for the value of certain free training classes offered by us to our customers. As a consequence, we have restated our consolidated financial statements for the fiscal years ended March 31, 2003, 2002, and 2001. For fiscal 2003, this restatement reduced our previously reported revenue from $46,451 to $46,427 and reduced our previously reported net income from $2,758 to $2,743, but had no effect on our previously reported diluted earnings per common share of $0.14. For fiscal 2002, this restatement reduced our previously reported revenue from $44,756 to $44,562 and reduced our previously reported net income from $4,500 to $4,379, but had no effect on our previously reported diluted earnings per common share of $0.22. For fiscal 2001, the restatement reduced our previously reported revenue from $32,944 to $32,765, reduced our previously reported net income from

$2,880 to $2,769, and reduced our previously reported diluted earnings per common share from $0.16 to $0.15. The restatement also resulted in a decrease in new software license revenue of $881, $705, and $463 for the fiscal years ended March 31, 2003, 2002, and 2001, respectively, and an increase in professional service revenues of $857, $511, and $284 for the fiscal years ended March 31, 2003, 2002, and 2001, respectively. Deferred revenue at March 31, 2003 increased from $9,611 to $10,178 and at March 31, 2002 increased from $8,525 to $9,068. Retained earnings at March 31, 2003 decreased from $17,257 to $16,903 and at March 31, 2002 decreased from $14,499 to $14,160.

Our software arrangements typically include several elements sold together, such as software licenses, periodic unspecified license updates, technical support, consulting services, and training. Some of these services are undelivered elements until the services are performed. Revenue from software arrangements is allocated to each element in the arrangement using the residual method based upon the fair value of undelivered elements. This means that we defer a portion of the revenue from the arrangement equivalent to the fair value of the undelivered elements. When training has been a negotiated element of a software arrangement, even when provided for free, we have historically deferred the fair value of the training. However, as part of our marketing programs, we have also offered certain free training classes to channel partners, students, sales prospects, and customers on an "open-enrollment" basis. Historically, these "open-enrollment" training classes provided to customers were not valued and no deferral was made from software license sales. We concluded that the recognition of revenues from certain software arrangements should be revised to account for this "open-enrollment" free training. Specifically, we attributed a portion of

revenue in certain arrangements to the free training, and then deferred the recognition of that revenue to the period during which the training was delivered.

Also subsequent to the issuance of our consolidated financial statements as of March 31, 2003, we determined that amortization of acquired technology of $504 and $434 for fiscal 2003 and fiscal 2002, respectively, should be included as a cost of revenue rather than as an operating expense. This change has no impact on net income for any period. The accompanying consolidated financial statements have been restated to reflect this classification.

A summary of the significant effects of the restatement is as follows:

| Consolidated Statement of Operations Data: | Year Ended | | | | | |
| | March 31, 2003 | | March 31, 2002 | | March 31, 2001 | |
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Revenues	$ 46,451	$ 46,427	$ 44,756	$ 44,562	$ 32,944	$ 32,765
Gross profit	39,275	38,747	38,434	37,806	27,799	27,620
Income before provision for income taxes	3,599	3,575	5,880	5,686	4,447	4,268
Net income	2,758	2,743	4,500	4,379	2,880	2,769
Basic net income applicable per common share	$ .14	$ .14	$ .24	$ .23	$ .18	$ .17
Diluted net income per common share	$ .14	$ .14	$ .22	$ .22	$ .16	$ .15

| Consolidated Balance Sheet Data: | As of March 31, 2003 | | As of March 31, 2002 | |
	As Previously Reported	As Restated	As Previously Reported	As Restated
Deferred income taxes and other assets	$ 626	$ 839	$ 70	$ 231
Total assets	100,428	100,641	95,156	95,317
Deferred revenue	9,611	10,178	8,525	9,068
Retained earnings	17,257	16,903	14,499	14,160
Total stockholders' equity	86,742	86,388	82,995	82,656

OPNET Technologies, Inc.

Corporate Information



Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, November 18, 2003 at OPNET Corporate Headquarters, 7255 Woodmont Avenue, Bethesda, Maryland 20814.

Form 10-K/A

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K/A is available without charge upon request by contacting OPNET Investor Relations or by visiting our Web site.

Market Information

Our common stock began trading on the NASDAQ National Market on August 2, 2000, under the symbol "OPNT." The following table sets forth, on a per share basis, for the indicated periods, the high and low sale prices of our common stock as reported by the NASDAQ National Market.

Quarterly Common Stock-Price for the Years Ended March 31,

	2003		2002	
Quarter ended	High	Low	High	Low
June 30	$ 10.98	$ 7.55	$ 21.06	$ 14.44
September 30	9.31	5.68	18.74	4.75
December 31	10.01	4.74	15.00	5.55
March 31	8.51	5.00	19.50	8.13

As of June 3, 2003, we had approximately 76 holders of record of common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

We have never paid or declared any cash dividends on our common stock or other securities. Our loan agreement with a commercial bank prohibits the payment of dividends. We currently intend to retain all future earnings, if any, for use in the operation of our business, and therefore, do not anticipate paying cash dividends in the foreseeable future.

Directors

MARC A. COHEN
*Chairman of the Board
and Chief Executive Officer*

ALAIN J. COHEN
*President
and Chief Technology Officer*

STEVEN G. FINN, PhD
*Principal Research Scientist and Lecturer
Massachusetts Institute of Technology*

WILLIAM F. STASIOR
*Senior Chairman
Booz Allen Hamilton Inc.*

Executive Officers

MARC A. COHEN
*Chairman of the Board
and Chief Executive Officer*

ALAIN J. COHEN
*President
and Chief Technology Officer*

JOSEPH W. KUHN
*Vice President
and Chief Financial Officer*

Investor Relations

JOSEPH W. KUHN
ir@opnet.com

Independent Auditor

DELOITTE & TOUCHE LLP
1750 Tysons Boulevard
McLean, VA 22102

Transfer Agent

AMERICAN STOCK TRANSFER
& TRUST COMPANY
40 Wall Street
46th Floor
New York, NY 10005

Legal Counsel

HALE AND DORR LLP
1 Freedom Square
11951 Freedom Drive
Suite 1400
Reston, VA 20190

Corporate Headquarters

OPNET TECHNOLOGIES, INC.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000
ir@opnet.com

www.opnet.com

NASDAQ: OPNT



OPNET Technologies, Inc.

7255 Woodmont Avenue

Bethesda, Maryland 20814

phone: (240) 497-3000

email: info@opnet.com

INVESTOR RELATIONS

ir@opnet.com

www.opnet.com